UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 12, 2009

Mizuho Financial Group, Inc.

By:	/s/ Terunobu Maeda
Name:	Terunobu Maeda
Title:	President & CEO

Recent Developments

The following is a summary of significant business developments since March 31, 2008 relating to Mizuho Financial Group.

Operating Environment

After years of persistent weakness beginning in the 1990s, the Japanese economy gradually improved over the years by confronting structural issues such as deflationary pressures, excess capacity, excess employment and excess leverage. However, in the fiscal year ended March 31, 2008, the global economy began to weaken due to the effects of the dislocation in the global financial markets. The U.S. and European economies, in particular, have continued to worsen thereafter, with financial results in the finance and industrial sectors deteriorating significantly, and other economies have also weakened significantly. Declines in global demand and the significant strengthening of the yen have adversely affected Japan’s export sector leading to overall weakness in the Japanese economy, particularly in the second half of the fiscal year ending March 31, 2009. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 1.4% and 0.7% in the first and second quarters of calendar 2008, but decreased by 0.5% in the third quarter of the same year. The Japanese Government expressed in its monthly economic report that the Japanese economy is “weakening recently” in August 2008, “weakened further” in October 2008, “worsening” in December 2008 and “worsening rapidly” in January 2009.

•	The Bank of Japan announced that it lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008 and to 0.1% in December 2008.

•

The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 10.1% to ¥11,259.86 as of September 30, 2008 compared to March 31, 2008 and continued to decrease to ¥8,859.56 as of December 30, 2008 and ¥7,994.05 as of January 30, 2009, recording a low of ¥7,162.90 in October 27, 2008, which was the lowest since October 1982.

•

According to Teikoku Databank, a Japanese research institution, there were approximately 6,343 corporate bankruptcies in Japan in the six months ended September 30, 2008, involving approximately ¥8.5 trillion in total liabilities, which include the bankruptcy of the Japanese subsidiary of Lehman Brothers. This was an increase of 15.3% and 8.8% compared to approximately 5,503 and 5,830 corporate bankruptcies, involving approximately ¥2.9 trillion and ¥2.7 trillion in total liabilities in the six months ended September 30, 2007 and the six months ended March 31, 2008, respectively.

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥99.37 to $1.00 as of March 31, 2008. After weakening to ¥110.34 to $1.00 as of August 15, 2008, which was the weakest since April 1, 2008, the yen strengthened to ¥104.76 to $1.00 as of September 30, 2008. Thereafter, the yen continued to strengthen to ¥87.92 to $1.00 as of December 18, 2008, was ¥90.28 to $1.00 as of December 30, 2008 and was ¥ 89.51 to $1.00 as of January 30, 2009.

These conditions negatively impacted our operating results in the six months ended September 30, 2008 in the form mainly of increased credit-related costs and losses related to declines in domestic stock markets. We recorded a provision for loan losses of ¥136.2 billion in the six months ended September 30, 2008 compared to a credit of ¥63.5 billion in the corresponding period in the previous fiscal year due to an increase in allowance for loan losses as a result mainly of declines in the financial condition of domestic small and medium-sized enterprises (“SMEs”) mainly in real estate and construction industries, the collapse of Lehman Brothers and the weakening credit status of overseas loans reflecting the global economic downturn. Since September 30, 2008, many major Japanese corporations, particularly those with significant export businesses, have announced significant declines in operating results. If the current strength of the Japanese yen persists or if worldwide demand for Japanese products and services declines further, and if weakness in the Japanese and global economy continues, there can be no assurance that our credit-related costs will not increase significantly in future periods due to further declines in the credit quality of our customers both in and outside of Japan.

Losses related to declines in domestic stock markets incurred in the six months ended September 30, 2008 include investment losses related to equity securities, compared to gains in the six months ended September 30, 2007, due mainly to an increase in impairment losses on equity securities and income tax expense. We recognize impairment losses on marketable equity securities if the securities are deemed other-than-temporarily impaired. We generally deem marketable equity securities with fair value that continues to be below cost for six months or more to be other-than-temporarily impaired. For the six months ended September 30, 2008, impairment losses on available-for-sale securities were ¥198.3 billion, and most of this amount was attributable to marketable equity securities. Income tax expense increased due mainly to a significant increase in valuation allowance for deferred tax assets reflecting primarily changes in our estimation of future taxable income as a result of a decrease in net unrealized gains on available-for-sale securities of ¥593.3 billion. On the balance sheet, the decline in accumulated other comprehensive income, net of tax, from ¥920.1 billion as of March 31, 2008 to ¥546.8 billion as of September 30, 2008 was attributable mainly to the decrease in net unrealized gains on marketable equity securities within available-for-sale securities. Additionally, net unrealized gains/losses on available-for-sale securities, based on Japanese GAAP, affects our capital adequacy ratios. The Nikkei Stock Average has declined 31.6% to ¥7,705.36 as of February 12, 2009 compared to September 30, 2008, continuing the trend of decline during the first half of the current fiscal year, and we are subject to further negative impacts from declines in domestic stock markets during the current fiscal year absent a recovery. In addition, based on current market conditions, we are likely to incur significant impairment losses on our $1.2 billion investment in mandatorily convertible preferred shares of a foreign financial institution made in January 2008. The mandatory conversion date of such preferred shares is October 15, 2010, and the market price of the common stock into which the preferred shares are convertible is currently only a small fraction of the applicable conversion price for the preferred shares.

Declines in domestic stock markets also adversely affect salaries and employee benefits. Salaries and employee benefits increased in the six months ended September 30, 2008 due mainly to the impact of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, which is calculated using the expected rate of return on plan assets that is determined at the beginning of the fiscal year based on various aspects of long-term prospects for the economy, in addition to historical performance of investments of plan assets and the market environment at the time. The increase in employee retirement benefit expenses was also attributable to the amortization of net actuarial losses that arose from the weak performance of plan assets that fell below the expected return on plan assets during the fiscal year ended March 31, 2008. We may be subject to further increases in employee retirement benefit expenses in the fiscal year ending March 31, 2010, if current low market price levels of domestic stock markets continue through the beginning of such fiscal year when the expected return on plan assets is determined.

Fees and commissions income decreased in the six months ended September 30, 2008 compared to the corresponding period of the previous year due in part to a decrease in sales commissions related to investment trusts which were negatively impacted by market conditions, including weak domestic stock markets that were affected by the dislocation in the global financial markets stemming from U.S. subprime loan issues. Under current unstable market conditions, sales of investment products have significantly decreased due mainly to the growing risk aversion of individuals while balance of deposits from individuals has increased. Although this trend may continue while the current global and domestic economic weakness continues, we do not believe that the general trend in recent years of Japanese individuals to shift their financial assets from savings to investments was only short term and instead believe that the trend will return over the long term.

The impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues has spread widely across the markets for securitization products regardless of whether they involve U.S. subprime mortgage loans. The foregoing market developments have adversely affected our financial condition and results of operations. See “Impact of the Dislocation in the Global Financial Markets” for more information.

Although we do not prepare quarterly financial information under U.S. GAAP, we reported further developments under Japanese GAAP for the nine months ended December 31, 2008. The negative impact of further declines in domestic stock markets and financial condition of domestic SMEs, as well as continued incurrence of losses related to securitization products and declines in net fee and commission income such as sales of investment trusts and individual annuities, resulted in a significant worsening of our results of operations, and the trends in the economic environment underlying such worsening have generally not subsided after December 31, 2008. See our report on Form 6-K furnished to the United States Securities and Exchange Commission on January 30, 2009.

Developments Relating to Our Capital

In June 2008, we redeemed $1.0 billion, $1.6 billion and ¥118.5 billion of non-dilutive preferred securities that were issued by our overseas special purpose companies in February 1998, March 1998 and August 2002, respectively.

In July and December 2008, we issued ¥303.0 billion and ¥355.0 billion, respectively, of non-dilutive preferred securities through our overseas special purpose companies to enhance the Tier 1 capital of Mizuho Financial Group as well as Mizuho Corporate Bank and Mizuho Bank and improve the flexibility of our future capital strategy.

In July 2008, we repurchased a total of 283,500 shares of our common stock on the Tokyo Stock Exchange, through a trust established for this purpose, for ¥150.0 billion. As with the repurchases of our common shares which we have conducted since the fiscal year ended March 31, 2008 (the cumulative amount of repurchases: ¥299.9 billion), they were made for the purpose of, among other things, offsetting the potential dilutive effect of our common shares from the conversion of the Eleventh Series Class XI Preferred Stock (aggregate original issue amount: ¥943.7 billion). In September 2008, we canceled all of the common stock repurchased, except the 7,000 shares to be assigned for the stock compensation-type stock options (stock acquisition rights) of our directors and executive officers.

In December 2008, one of our principle banking subsidiaries, Mizuho Bank, issued ¥77 billion of unsecured subordinated bonds to retail investors in Japan, marking our first issuance of such securities directed to the retail market.

While our basic policy to “address the potential dilutive effects, based on market conditions, our earnings trend and other factors” remains consistently unchanged, considering the importance of capital under the recent circumstances, we will put more priority on strengthening our capital base through the remainder of the current fiscal year.

Developments Related to Our Business

Expansion of our retail business

We offer Mizuho Mileage Club, a membership service through which members can receive benefits depending on the level of business relationship with Mizuho Bank and accumulate points when they use credit cards. By September 30, 2008, we had increased the number of Mizuho Mileage Club members to approximately 6.0 million from approximately 5.5 million as of March 31, 2008. We plan to improve the service of Mizuho Mileage Club by reflecting customer needs beginning spring 2009 to increase the retention of high-quality customers effectively and efficiently and to increase the volume of transactions steadily.

We provide specialized consulting services mainly to targeted customers who have financial assets of more than ¥10 million with us, of which there were approximately 970,000 as of September 30, 2008. In order to serve them, we have increased the number of financial consultants to 2,822, as of September 30, 2008, that make proposals regarding various investment opportunities. Our goal is to increase the number of our financial consultants to 4,000 over time and further improve the quality of our services by increasing the number of skilled financial consultants. By implementing these measures, the aggregate balance of the main investment products that we sell (including those for which we act as sales agent) increased during the six months ended September 30, 2008, although some of the products such as investment trusts were negatively impacted by adverse market conditions, including declines in domestic stock markets. The balance of investment trusts (excluding MMF) was ¥1.17 trillion, individual annuities was ¥1.52 trillion, foreign currency deposits was ¥0.46 trillion and Japanese government bonds sold to individuals was ¥1.53 trillion, each on a managerial accounting basis as of September 30, 2008. In order to expand the market coverage for individual customers, we plan to increase the number of staffed branches from 423 as of September 30, 2008 to approximately 500. We have been and will continue to expand our convenient and efficient points of contact for individual customers by promoting “Mizuho Personal Square,” a branch designed to focus on serving individual customers. We had 143 locations as of September 30, 2008, which were increased 8 locations compared to as of March 31, 2008. We also increased the number of branches and offices with a designated space for private consultations with customers called “Premium Salons” to 330 as of September 30, 2008 from 312 as of March 31, 2008 and those with securities consulting booths called “Planet Booths,” through which we offer the services of Mizuho Investor Securities to 147 as of September 30, 2008 from 134 as of March 31, 2008. In the area of loans to individuals, we released a new unsecured loan product named “Mizuho Bank Card Loan” in August 2008.

Expansion of our international network

Mizuho Corporate Bank opened a branch in Taichung, Taiwan in April 2008 and a sub-branch in Kowloon, Hong Kong in October 2008. In September 2008, we opened the Madrid representative office of Mizuho Corporate Bank Nederland N.V. In addition, through Mizuho Corporate Bank (China), we established new branches in Qingdao in April 2008 and Guangzhou in September 2008 and received official approval from the China Banking Regulatory Commission to commence preparations for the establishment of a branch in Wuhan. These new branches strengthen our capability to offer various services to our customers in the respective regions.

In July 2008, Mizuho Corporate Bank entered into a Memorandum of Understanding with Tata Capital Limited, the core financial company of India’s Tata Group, with an aim to strengthen ties between Mizuho Corporate Bank and Tata Capital in a wide range of business areas, including financial products.

In August 2008, Mizuho Corporate Bank entered into an alliance with Evercore Partners Inc., a boutique investment banking firm in the United States with a strong M&A advisory business. With respect to the alliance with Evercore, we agreed to cooperate not only in the M&A advisory business but also in the asset management area. We believe that the alliance strengthens both businesses.

As for the business initiatives in the international field, we are strengthening capabilities to deliver customer-oriented solutions in focused areas, such as cross border M&As and loan syndication. We are also leveraging our Financial Holding Company (“FHC”) status in the United States. Since we received FHC status in December 2006, we have established business promotion infrastructure that consists of dual-hatted staff specializing in both banking and securities services in New York, Chicago, Los Angeles, Houston and Atlanta. We have been building a track record in the U.S. corporate bond underwriting business by acting as joint bookrunner in a number of transactions during the six months ended September 30, 2008.

Others

The merger of Mizuho Securities and Shinko Securities

In April 2008, we announced that the effective date of the merger between Mizuho Securities and Shinko Securities , an equity-method affiliate of ours, will be May 7, 2009.

Abolishment of the fractional share system and lowering of the minimum investment amount

On January 4, 2009, we abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. Allotment of shares was made at the rate of 999 shares per 1 share, which in effect increased the number of shares held by shareholders by 1,000 times. In addition, we lowered the current minimum investment amount with respect to our common stock to one tenth by reducing the number of shares constituting 1 unit of shares from 1,000 shares to 100 shares. In conjunction with these changes, we changed the ADSs conversion ratio from 500 ADSs to 1 common share to 1 ADS to 2 common shares.

Impact of the Dislocation in the Global Financial Markets

The impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues has spread widely across the markets for securitization products, including residential mortgage-backed securities (RMBS) and collateralized debt obligations (CDOs) backed by RMBS, regardless of whether they involve U.S. subprime mortgage loans, leading to significant liquidity problems related to securitization products that have contributed to the declines in the value, and disruption of historical pricing relationships, of such products.

The adverse impact has further expanded to various markets such as asset-backed commercial paper (ABCP) and loans related to leveraged buyout transactions. In addition, structured investment vehicles (SIVs), which are investment vehicles designed to earn a spread between the short-term debt that they issue and the longer-term investments (including the types of securities that were impacted by the market dislocation) that they make, have faced significant liquidity issues in connection with their issuances of short-term debt as a result of rating agency downgrades of their longer-term investments and other related market developments.

The foregoing market developments have adversely affected our financial condition and results of operations. This subsection sets forth information relating to such effects, taking into account the recommendations relating to disclosure contained within the Report of the Financial Stability Forum on Enhancing Market and Institutional Resilience dated April 7, 2008. All figures in this subsection are approximate amounts on a managerial accounting basis used for risk monitoring purposes.

In the six months ended September 30, 2008, our three principal banking subsidiaries, Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and Mizuho Securities (including its overseas subsidiaries) incurred the following losses offset in part by hedging profits:

	Six months ended September 30, 2008
	(in billions of yen)
Three principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Losses on sales of, impairment losses on, and trading losses on securitization products, etc.	¥(84)
Valuation losses related to loans held for sale mainly in connection with leveraged buyout financings	(19)
Profits from hedging of securitization products exposure with credit default swaps	6

Subtotal	(97)
Mizuho Securities (including its overseas subsidiaries):
Trading losses (net of hedges) on securitization products in trading account assets	(13)
of which foreign currency-denominated	(9)

Subtotal	(13)

Total	¥(110	)(1)(2)

Notes:

(1)	Our other principal securities subsidiary, Mizuho Investors Securities, held only a negligible amount of securitization products as of September 30, 2008, and its related losses were also negligible.
(2)	The total figure of ¥110 billion differs from the corresponding figure under Japanese GAAP disclosure due mainly to the following reasons:

•

Losses on sales of, impairment losses on, and trading losses on securitization products, etc. Difference in recognition criteria for declines in the fair value of securities below cost that are deemed to be “other-than-temporary.” See “—Reconciliation with Japanese GAAP—2. Investments” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on September 4, 2008

for further information. In addition, following the adoption of SFAS No. 159, we elected the fair value option for foreign currency-denominated available-for-sale securities, including foreign currency-denominated securitization products, on April 1, 2008, resulting in the change in fair value of those securities being recognized in earnings under U.S. GAAP. See note 15 to our consolidated financial statements included elsewhere in this report for further information.

•

Valuation losses related to loans held for sale. Difference in the calculation of losses related to loans held for sale. Reserves for possible losses on sales of loans under Japanese GAAP do not include relevant general and specific reserves for possible losses on such loans, while valuation losses related to loans held for sale under U.S. GAAP are generally equivalent to the aggregate amount of losses related to reserves for possible losses on sales of loans and reserves for possible losses on such loans under Japanese GAAP.

Securitization Products

We continue to hold a significant amount of securitization products. The balance of securitization products held as of September 30, 2008 by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) was approximately ¥3,543 billion, of which approximately ¥693 billion was foreign currency-denominated. Similarly, the balance held by Mizuho Securities (including its overseas subsidiaries) was approximately ¥256 billion, of which approximately ¥40 billion was foreign currency-denominated.

We reduced significantly the amount of securitization products, in particular foreign currency-denominated securitization products held by Mizuho Securities, from March 31, 2008. As of March 31, 2008, the balance of securitization products held by our principal banking subsidiaries was approximately ¥4,039 billion, of which approximately ¥889 billion was foreign currency-denominated. Similarly, the balance held by Mizuho Securities (including its overseas subsidiaries) was approximately ¥351 billion, of which approximately ¥105 billion was foreign currency-denominated.

The following tables show a breakdown of foreign currency-denominated securitization products held by (i) our principal banking subsidiaries and their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities (available-for-sale securities and trading securities) and (ii) Mizuho Securities and its overseas subsidiaries (trading securities, net of hedges), as of September 30, 2008:

	As of March 31, 2008				Changes in the six months ended September 30, 2008						As of September 30, 2008						Six months ended September 30, 2008		As of September 30, 2008
	Balance (fair value)		Marks (%) (fair value)/ (face value)		Gains (losses) (Realized + Changes in unrealized)		Forex rates		Sales, etc.		Balance (fair value)		Marks (%) (fair value)/ (face value)		Unrealized gains (losses)		Realized gains (losses)		Hedged proportions within balance (fair value)(1)
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
ABSCDOs, CDOs	¥126		51%		¥(26)		¥(1)		¥(22)		¥79		34%		¥(4)		¥(29)		approx. 20%
CDOs backed by RMBS	36		28		(20)		1		(1)		17	(2)	12		0		(20)		—
CDOs except above	90	(3)	77		(6)		(2)		(20)		62	(3)	65		(4)		(9)		approx. 30%
CDOs backed by claims against corporations	90	(4)	77	(4)	(6	)(4)	(2	)(4)	(20	)(4)	62	(4)	65	(4)	(4	)(4)	(9	)(4)	approx. 30%
CDOs backed by commercial mortgage-backed securities (CMBS)	—		—		—		—		—		—		—		—		—		—
RMBS	319		86		(37)		(18)		(24)		240		72		(21)		(38)		approx. 60%
RMBS with underlying assets in the United States	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—
RMBS except above (with underlying assets mainly in Europe)	319		86		(37)		(18)		(24)		240		72		(21)		(38)		approx. 60%
ABS, collateralized loan obligations (CLOs) and others	444		85		(14)		(3)		(52)		374		81		(37)		(18)		approx. 40%
CLOs	195	(4)	86	(4)	(5	)(4)	5	(4)	(9	)(4)	186	(4)	84	(4)	(29	)(4)	(9	)(4)	approx. 50%
ABS	169		93		(6)		(3)		(42)		119		87		(4)		(6)		approx. 30%
CMBS	79		89		(3)		(5)		(2)		70		84		(4)		(3)		approx. 50%
SIV-related	—		—		—		—		—		—		—		—		(0)		—

Total	¥889		78%		¥(77)		¥(22)		¥(98)		¥693		68%		¥(61)		¥(84)		approx. 50%

Notes:

(1)	Represents the proportions of balances (fair value) of our securitization products that constitute reference assets of our securitization schemes that transferred credit risk to third parties through maturity, using credit default swaps (CDSs) or otherwise. In some of these securitization schemes, a portion of the credit risk of the reference assets remained with us through our retaining a small first loss position and a portion of senior tranches. As of September 30, 2008, the hedges included approximately ¥194 billion (on a notional amount basis) of credit default swaps entered into with a A- rated financial services subsidiary of a multi-line insurance company and approximately ¥104 billion (on a notional amount basis) of credit default swaps entered into with a AA- rated government-affiliated financial institution. The ratings were based on the lowest external ratings as of September 30, 2008. The rating of the above-mentioned financial services subsidiary was under review for possible downgrade as of January 31, 2009.
(2)	The proportion of U.S. subprime mortgage loan-related assets to total underlying assets of this CDO was up to approximately 30%. The entire balance (fair value) was super senior tranche.
(3)	The entire balance consisted of securitization products backed by original assets (i.e., non-securitized assets).
(4)	Re-classified a part of the securitization products, which had been categorized in “CDOs backed by claims against corporations” in the above table as of March 31, 2008, to “CLOs” after a review of the definition of each category.

(5)	Excluded U.S. government-owned corporation bonds and government-sponsored enterprise bonds. The total balance of U.S. government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprise (Fannie Mae and Freddie Mac) bonds held was approximately ¥871 billion (of which approximately ¥868 billion was RMBS guaranteed by the Government National Mortgage Association (Ginnie Mae), a corporation wholly-owned by the U.S. government). There was no holding of stocks of these entities.
(6)	In addition to the above ¥693 billion of foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities), a portion of our consolidated VIEs that are ABCP conduits held securitization products. See note 2 to the table “Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are located overseas” in “—Recent Developments—Our Special Purpose Entities—Variable Interest Entities (VIEs).”

	As of March 31, 2008				Changes in the six months ended September 30, 2008						As of September 30, 2008				Six months ended September, 30, 2008
	Balance (fair value)		Marks (%) (fair value)/ (face value)		Realized Losses		Forex rates		Sales, etc.		Balance (fair value)		Marks (%) (fair value)/ (face value)		Realized gains (losses)
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries):
ABSCDOs, CDOs	¥50		18%		¥(7)		¥1		¥(33)		¥11		4%		¥(7)
CDOs backed by RMBS	24		10		(7)		1		(7)		11	(1)	4		(7)
Hedged by CDS with a non-investment grade(2) U.S. monoline insurer that we deemed to be ineffective (net of allowances)	11	(2)	17	(2)	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)
CDOs except above	26	(3)(4)	83	(4)	0	(4)	0	(4)	(26	)(4)	—	(4)	—	(4)	0	(4)
CDOs backed by claims against corporations	16		92		—		—		(16)		—		—		—
Hedged by CDS with a non-investment grade(2) U.S. monoline insurer that we deemed to be ineffective (net of allowances)	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)
CDOs backed by CMBS	0		8		0		0		0		—		—		0
RMBS	53		27		0		2		(52)		3		6		0
RMBS backed by U.S. subprime mortgage loans	15		31		0		1		(15)		0		8		0
RMBS except above (backed by mid-prime loans, prime loans and others)	38	(5)	26	(5)	0	(5)	1	(5)	(37	)(5)	3	(5)	5	(5)	0	(5)
RMBS backed by mid-prime loans (Alt-A)	19		26				(18)				1		6
ABS, CLOs and others	2		67		(2)		1		26		26		86		(2)
CLOs	2	(4)	73	(4)	(2	)(4)	1	(4)	26	(4)	26	(4)	87	(4)	(2	)(4)
CMBS	0		43		(0)		0		(0)		0		42		(0)

Total	¥105		22%		¥(9)		¥4		¥(60)		¥40		12%		¥(9)

Notes:

(1)	The proportion of U.S. subprime mortgage loan-related assets to total underlying assets was approximately 10%. Approximately 50% of the balance (fair value) was super senior tranche.
(2)	Credit ratings are based on external ratings as of March 31, 2008. The hedging transaction was terminated in August 2008 and the figures related to the exposures are included in “CDOs backed by RMBS”.
(3)	The entire balance consisted of securitization products backed by original assets (i.e., non-securitized assets).
(4)	Re-classified the securitization products, which had been categorized in “CDOs except above” in the above table as of March 31, 2008, to “CLOs” after a review of the definition of each category.
(5)	Excluded U.S. government-owned corporation bonds and government-sponsored enterprise bonds. The total balance of RMBS, which were issued or guaranteed by the U.S. government-owned corporation (Ginnie Mae) or government-sponsored enterprises (Fannie Mae and Freddie Mac) was minimal (a few hundred million Japanese yen). Approximately ¥154 billion of the corporate bonds issued by Fannie Mae and Freddie Mac was held for the purpose of, among other things, market-making activities in the United States, and all the bonds were subject to mark-to-market accounting so that there were no unrealized losses (the recorded losses in the six months ended September 30, 2008 were negligible). There was no holding of stocks of these entities.

The following table shows a breakdown by credit ratings of the counterparties and reference assets of credit default swaps held by Mizuho Securities (including its overseas subsidiaries) as of September 30, 2008:

	As of September 30, 2008
	Notional amount (A)		Fair value of reference asset (B)		Amount to be claimed at settlement (Net present value) (A) – (B) – (any cash received) = (C)		Reserves for (C) (Counterparty risks)
	(in billions of yen)
Credit default swaps held by Mizuho Securities (including its overseas subsidiaries):
AAA(1)	¥174		¥141		¥33		¥10
RMBS CDOs	—		—		—		—
Other CDOs (backed by claims against corporations)	174		141		33		10
of which counterparties are U.S. monoline insurers(2)	85		76		10		6
AA(1)	176		156		19		1
RMBS CDOs	39		33		6		0
Other CDOs (backed by claims against corporations)	137		123		13		1
A to BBB(1)	21		0		0		0
RMBS CDOs	21	(3)	0	(3)	0	(3)	0
Other CDOs (backed by claims against corporations)	—		—		—		—
Non-investment grade or no ratings(1)	—		—		—		—
RMBS CDOs	—		—		—		—
Other CDOs (backed by claims against corporations)	—		—		—		—

Total	¥370		¥298		¥52		¥11

Of which counterparties are U.S. monoline insurers(2)	¥85		¥76		¥10		¥6

Notes:

(1)	Credit ratings are based on external ratings as of September 30, 2008. Categorized by the lowest rating when multiple ratings exist. When the counterparty was guaranteed by third parties, categorized by the higher rating of the two. Special purpose vehicles that do not have issuer ratings are categorized by the parties to which final risk resided.
(2)	One of the rating agencies downgraded a U.S. monoline insurer after September 30, 2008 (AA- equivalent rating as of January 31, 2009).
(3)	The difference between the notional amount and fair value of reference asset (approximately ¥21 billion) was received in cash from a credit protection seller, and thus the net present value for that portion became nil with no counterparty risk.

The following tables show breakdowns based on credit ratings and geographic distribution of foreign currency-denominated securitization products held by (i) our principal banking subsidiaries and their overseas subsidiaries but excluding subsidiaries of Mizuho Securities (available-for-sale securities and trading securities) and (ii) Mizuho Securities and its overseas subsidiaries (trading securities, net of hedges), as of September 30, 2008:

	As of September 30, 2008
	RMBS CDOs	Other CDOs	RMBS	CLOs	ABS	CMBS	Total
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Balance (fair value)	¥17	¥62	¥240 (1)	¥186	¥119 (2)	¥70	¥693
By credit rating:
AAA	0%	45%	11%	94%	19%	33%	40%
AA	0	18	39	0	8	40	21
A	0	32	37	0	40	27	25
BBB	0	6	12	0	33	0	10
BB or lower; no ratings	100	0	0	6	0	0	4
By geography:
United States	100%	26%	0%	91%	29%	0%	34%
Europe	0	74	90	9	71	100	63
Asia	0	0	10	0	0	0	3

Notes:

(1)	Breakdowns of RMBS on a country-by-country basis and based on year of issuance are as follows:

United Kingdom	46%	2004	6%
Netherlands	22	2005	41
Spain	16	2006	33
Others	16	2007	18

(2)	Major underlying assets of ABS are as follows:

Credit card receivables	47%
Lease/auto loan receivables	38
Others	15

	As of September 30, 2008
	RMBS CDOs	U.S. subprime RMBS	Other RMBS	CLOs	Total
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries):
Balance (fair value)	¥11	¥0 (1)	¥3 (1)	¥26	¥40
By credit rating:
AAA	0%	0%	0%	31%	20%
AA	0	34	10	21	15
A	1	0	4	0	1
BBB	4	0	6	41	28
BB or lower; no ratings	94	66	81	6	36

By geography:
United States	100%	100%	100%	64%	77%
Europe	0	0	0	1	0
Asia	0	0	0	35	23

Note:

(1)	A breakdown based on year of issuance of RMBS backed by U.S. subprime mortgage loans and other RMBS combined is as follows:

2006	17%
2007	80

The following table shows a breakdown of yen-denominated securitization products held by (i) our principal banking subsidiaries and their overseas subsidiaries but excluding subsidiaries of Mizuho Securities (available-for-sale securities) and (ii) Mizuho Securities and its overseas subsidiaries (trading account assets, net of hedges), as of September 30, 2008:

	Our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities)			Mizuho Securities (including its overseas subsidiaries)
	Balance (fair value) as of September 30, 2008	Unrealized gains (losses) as of September 30, 2008		Balance (fair value) as of September 30, 2008	Realized gains (losses) in the six months ended September 30, 2008
	(in billions of yen)
Japanese yen-denominated securitization products	¥2,850	¥(21	)(1)	¥216	¥(4)
ABSCDOs, CDOs	117	(5)		47	(1)
CDOs backed by RMBS	—	—		1	(0)
CDOs except above	117	(5)		46	(1)
CDOs backed by claims against corporations	112	(5)		46	(1)
CDOs backed by CMBS	5	(0)		—	—
RMBS(2)	1,269	(3)		15	(1)
ABS, CLOs and others	1,465	(14)		154	(3)
CMBS	934	(13)		12	(0)
ABS	461	(0)		140	(3)
CLOs	71	(1)		2	—

Notes:

(1)	Realized losses for our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) for the six months ended September 30, 2008 was negligible.
(2)	Represents RMBS originated by Japanese financial institutions and others (Japan Housing Finance Agency Bonds were excluded). Balances of Japan Housing Finance Agency Bonds held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and Mizuho Securities (including its overseas subsidiaries) as of September 30, 2008 were approximately ¥240 billion and ¥14 billion respectively.

Other Relevant Information Relating to Our Principle Banking Subsidiaries

Loans held for sale

As of September 30, 2008, we had a total of approximately ¥586 billion in loans held for sale (on a managerial accounting basis, after valuation losses, which includes on-balance and off-balance-sheet figures) including approximately ¥29 billion in undrawn commitments (including those categorized as impaired loans) related mainly to overseas leveraged buyout financings. In the six months ended September 30, 2008, we incurred valuation losses related to such loans held for sale of approximately ¥19 billion. Of the balance of such loans held for sale, 94% constituted loans in Europe, 2% in Japan, 3% in the Americas and 1% in Asia (ex-Japan). Out of the above-mentioned ¥586 billion, leveraged buyout and management buyout related loans held for sale amounted to approximately ¥532 billion. In the six months ended September 30, 2008, we incurred valuation losses of approximately ¥17 billion with respect to such leveraged buyout and management buyout related loans. As of September 30, 2008, the top five loans, in terms of amount of loan balance, represented approximately 88% of total loans held for sale. Under Japanese GAAP (on a managerial accounting basis), the total balance of loans related to leveraged buyout financings, including loans held for sale and loans held within our loan portfolio, was ¥1.6 trillion of which ¥0.6 trillion was included in loans held for sale. Of the balance of loans related to leveraged buyout financings, 63% constituted loans in Europe, 20% in the Americas, 10% in Asia (ex-Japan) and 7% in Japan. The balances include commitments that had not been drawn but for which documentation had been concluded.

Securitization products guaranteed by U.S. monoline insurers

As of September 30, 2008, approximately ¥20 billion of securitization products backed by auto lease receivables were guaranteed by U.S. monoline insurers. These assets are included in the acquired assets of asset-backed commercial paper/loan programs mentioned in “—Recent Developments—Our Special Purpose Entities—Variable Interest Entities (VIEs)” below. The decrease of approximately ¥6 billion from March 31, 2008 was due to the redemption at maturity of securitization products backed by credit card receivables. The programs were sponsored by Mizuho Corporate Bank and no U.S. subprime mortgage loan-related assets were included in the underlying assets. Although some of the monoline insurers that provided the above guarantees were rated non-investment grade (based on external credit ratings), there were no particular concerns regarding the condition of the underlying assets as of September 30, 2008.

Loans guaranteed by U.S. monoline insurers

Approximately ¥16 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately ¥7 billion was drawn) was guaranteed by U.S. monoline insurers. No U.S. subprime mortgage loan-related exposure was included. Although some of the monoline insurers that provided the above guarantees were rated non-investment grade (based on external ratings), there were no particular concerns regarding the credit condition of the projects as of September 30, 2008.

SIV-related

In the fiscal year ended March 31, 2008, we wrote off our investments and loan exposures to SIVs, which resulted in credit-related costs associated with SIVs of ¥21 billion. As a result, we had no investments or loan exposures to SIVs as of September 30, 2008. There were no SIVs that were established by us or to which we provided liquidity support and other assistance.

Other

As of September 30, 2008, we had a total of approximately ¥48 billion in outstanding loans to U.S. mortgage lenders mainly for their working capital, and all of those companies were rated investment grade by external ratings (with approximately 40% of those companies (based on loan amount) having ratings of “A” range or higher). As of September 30, 2008, we had no subprime-related warehouse loans, or loans that provide interim funding to other financial institutions while they accumulate assets for a new asset-backed securities issuance.

As shown above, we continue to hold a significant amount of assets that are exposed to the risk of further declines in value or that may otherwise lead to further losses. While we will endeavor to continue reducing the amount of foreign securitization products through sales or other measures, our exposure to assets that are subject to such risks may increase in the future depending on market conditions and other factors. Although we do not prepare quarterly financial information under U.S. GAAP, we reported further developments under Japanese GAAP for the nine months ended December 31, 2008. We recorded losses while reducing the amount of securitization products as disclosed in our report on Form 6-K furnished to the United States Securities and Exchange Commission on January 30, 2009. Market conditions have continued to deteriorate after December 31, 2008, and we may be subject to additional losses in subsequent periods absent a market recovery.

Our Special Purpose Entities

Our use of special purpose entities relates mainly to variable interest entities, or VIEs and qualifying special purpose entities, or QSPEs. The following sets forth information regarding our VIEs and QSPEs, taking into account the recommendations relating to disclosure contained within the Report of the Financial Stability Forum on Enhancing Market and Institutional Resilience.

Variable Interest Entities (VIEs)

Our VIEs are distinguished between those that are consolidated for purposes of our consolidated financial statements and those that are not. VIEs are consolidated if we are deemed to be the primary beneficiary of those VIEs. With respect to certain unconsolidated VIEs, we determined that, while we were not the primary beneficiary, they were “significant unconsolidated variable interest entities” due to our significant variable interests. In the normal course of business, we are involved with VIEs primarily through the following types of transactions:

•	asset-backed commercial paper/loan programs;

•	asset-backed securitizations;

•	investments in securitization products;

•	investment funds; and

•	trust arrangements and other.

The following table shows the amount of assets held by consolidated or significant unconsolidated VIEs related to each type of transaction:

	As of September 30, 2008
	Total assets of consolidated and significant unconsolidated VIEs	Consolidated VIEs	Significant unconsolidated VIEs
		Consolidated assets	Total assets	Maximum exposure to loss(1)
	(in millions of yen)
Asset-backed commercial paper/loan programs	¥2,710,261	¥2,710,261	¥—	¥—
Asset-backed securitizations	2,291,040	720,176	1,570,864	42,811
Single-seller programs	92,019	82,102	9,917	10,000
Investments in securitization products	112,267	112,267	—	—
Investment funds	3,743,015	893,017	2,849,998	455,892
Trust arrangements and other	968,927	—	968,927	441,311

Total	¥9,825,510	¥4,435,721	¥5,389,789	¥940,014

Note:

(1)	Maximum exposure to loss is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing and is not indicative of the ongoing exposure which is managed within our risk management framework.

Asset-backed commercial paper/loan programs in the above table consist of multi-seller programs that we manage, which provide our clients with off-balance-sheet and/or cost-effective financing. Asset-backed securitizations in the above table consist of non-multi-seller programs that we arrange, which include various types of structured financings to meet clients’ various off-balance-sheet financing needs (referred to as single-seller programs in this subsection) and CDOs, CLOs or other repackaged instruments that are issued by VIEs to meet clients’ or investors’ financial needs.

We generally provide liquidity and credit support facilities and other financing to VIEs related to the multi- and single-seller programs, and as a result, these VIEs are generally treated as consolidated VIEs.

See note 14 in our consolidated financial statements included elsewhere in this report for further descriptions regarding the above transaction types including those other than the two described above.

Asset-backed commercial paper/loan programs

VIEs categorized under asset-backed commercial paper/loan programs consist of conduits for multi-seller programs. These VIEs purchase receivables from participating clients and other financial assets to meet off-balance-sheet or liquidity needs. The following tables show certain information related to such multi-seller asset-backed commercial paper/loan programs and their acquired assets as of September 30, 2008. All figures in the tables below and in the accompanying footnotes are approximate amounts based on a managerial accounting basis used for risk monitoring purposes.

As of September 30, 2008
(in millions of yen)
Consolidated multi-seller asset-backed commercial paper/loan programs:
Total assets held by conduits	¥2,710,261
Total commercial paper issued by conduits	259,840
Liquidity, credit support facilities and other financing(1)	7,053,109

Note:

(1)	Liquidity, credit support facilities and other financing include conditional and unconditional liquidity and credit facilities as well as loans actually provided.

	Geographic distribution as of September 30, 2008
	Japan	United States	Others	Total
Consolidated multi-seller asset-backed commercial paper/loan programs:
Type of acquired assets:
Credit cards	3%	1%	0%	4%
Residential mortgage loans	0	0	0	0
Auto loans	2	0	0	2
Lease payment receivables	5	2	0	7
Account and note receivables	79	2	0	81
Real estate	0	0	0	0
Others	3	1	1	5

Total	93%	7%	1%	100%

	As of September 30, 2008
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BBor lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are in Japan:
Type of acquired assets:
Credit cards	0%	0%	2%	0%	0%	3%	3%	0%	0%	3%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	2	2	1	1	0	2
Lease payment receivables	1	0	4	0	1	5	2	3	0	5
Account and note receivables	1	1	31	28	18	79	78	1	0	79
Real estate	0	0	0	0	0	0	0	0	0	0
Others	0	0	1	1	1	3	3	0	0	3

Total	2%	2%	38%	30%	21%	93%	86%	6%	0%	93%

Note:

(1)	Credit ratings are based on internal credit ratings.

	As of September 30, 2008
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are located overseas:
Type of acquired assets:
Credit cards	0%	0%	1%	0%	0%	1%	0%	1%	0%	1%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	0	0	0	0	0	0
Lease payment receivables	0	0	0	0	1	2	1	1	0	2
Account and note receivables	0	0	2	0	0	2	2	0	0	2
Real estate	0	0	0	0	0	0	0	0	0	0
Others	0	0	1	0	1	2	1	0	0	2

Total(2)	0%	0%	4%	1%	2%	7%	5%	2%	0%	7%

Notes:

(1)	Credit ratings are based on internal credit ratings.
(2)	Of the above assets acquired by asset-backed commercial paper/loan programs, approximately ¥200 billion was held by overseas ABCP conduits, of which approximately ¥91 billion was securitization products backed by auto lease receivables, credit card receivables and others (of which approximately ¥20 billion was guaranteed by U.S. monoline insurers as described in “—Recent Developments—Impact of the Dislocation in the Global Financial Markets—Securitization Products Guaranteed by U.S. Monoline Insurers”).

Asset-backed securitizations

VIEs categorized under asset-backed securitizations include several single-seller programs used for the purpose of off-balance-sheet financing for our corporate customers, to which we provide liquidity and credit support facilities and other financing and are thus generally consolidated. Typically, VIEs related to single-seller programs, purchase corporate claims such as account receivables from our corporate customers and provide factoring services. Those claims are generally generated in the normal course of the on-going businesses of our Japanese corporate customers in Japan, and thus we view the risks related to our providing liquidity and credit support facilities and other financing to be relatively limited under current circumstances. The aggregate amount of assets of such single-seller VIEs was ¥92 billion as of September 30, 2008.

VIEs categorized under asset-backed securitizations also include VIEs that issue CDOs, CLOs or other repackaged instruments that we arrange. The aggregate amounts of assets held by VIEs that issue CDOs categorized as consolidated VIEs and significant unconsolidated VIEs were ¥90 billion and ¥167 billion, respectively. Our maximum exposure to loss with respect to such significant unconsolidated VIEs was negligible.

Losses relating to VIEs that issue such CDOs, CLOs or other repackaged instruments due to the dislocation in the global financial markets as of September 30, 2008 are generally reflected in our financial statements either through consolidation in the case of consolidated VIEs or through a decline in the value of our interest in VIEs in the case of unconsolidated VIEs. The risk exposure of securitization products related to VIEs that issue such CDOs, CLOs or other repackaged instruments is included in the information set forth in “—Recent Developments—Impact of the Dislocation in the Global Financial Markets” based on a managerial accounting basis used for risk monitoring purposes.

Qualifying Special Purpose Entities (QSPEs)

QSPEs are passive entities designed to purchase assets and pass through the cash flows from those assets to the investors and, subject to specified conditions, are generally exempt from consolidation pursuant to FASB Interpretation No. 46. The total assets of our QSPEs were ¥397 billion as of September 30, 2008. The acquired assets of such QSPEs were primarily residential mortgage loans in Japan.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,		Increase (decrease)
	2007	2008
	(in billions of yen)
Interest and dividend income	¥1,576.8	¥1,325.3	¥(251.5)
Interest expense	1,031.0	689.1	(341.9)

Net interest income	545.8	636.2	90.4
Provision (credit) for loan losses	(63.5)	136.2	199.7

Net interest income after provision (credit) for loan losses	609.3	500.0	(109.3)
Noninterest income	676.2	96.5	(579.7)
Noninterest expenses	738.6	731.5	(7.1)

Income (loss) before income tax expense	546.9	(135.0)	(681.9)
Income tax expense	1.8	317.2	315.4

Net income (loss)	¥545.1	¥(452.2)	¥(997.3)

Executive Summary

Net interest income increased by ¥90.4 billion, or 16.6%, from the six months ended September 30, 2007 to ¥636.2 billion in the six months ended September 30, 2008 due to a decrease in interest expense of ¥341.9 billion offset in part by a decrease in interest and dividend income of ¥251.5 billion. The decrease in interest and dividend income was due mainly to the decreases in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, mainly as a result of the decrease in average yield, reflecting a general decrease in interest rate levels primarily of the U.S. dollar. The decrease in interest expense was due mainly to the decrease in interest expense on short-term borrowings and deposits attributable mainly to the decrease in average interest rates on these liabilities, reflecting a general decrease in interest rate levels primarily of the U.S. dollar. Provision (credit) for loan losses was a provision of ¥136.2 billion in the six months ended September 30, 2008 compared to a credit of ¥63.5 billion in the six months ended September 30, 2007. The provision was mainly a result of an increase in allowance for loan losses due mainly to the deteriorating business environment surrounding SMEs, the impact of the collapse of Lehman Brothers and the weakening credit status of overseas loans reflecting the global economic downturn.

Noninterest income decreased by ¥579.7 billion from ¥676.2 in the six months ended September 30, 2007 to ¥96.5 billion in the six months ended September 30, 2008 due mainly to trading accounts losses and investment losses incurred in the six months ended September 30, 2008 compared to gains in each item in the six months ended September 30, 2007. The trading accounts losses were due mainly to the losses related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and the losses related to changes in the fair value of foreign currency denominated available-for-sale securities that are elected for fair value treatment under SFAS No. 159. The investment losses were mainly a result of an increase in impairment losses on equity securities reflecting declines in domestic stock markets and an increase in impairment losses on Japanese government bonds.

Noninterest expenses decreased by ¥7.1 billion, or 1.0%, from the six months ended September 30, 2007 to ¥731.5 billion in the six months ended September 30, 2008 due mainly to income from minority interest in consolidated subsidiaries in the six months ended September 30, 2008 compared to an expense in the six months ended September 30, 2007 and a decrease in other noninterest expenses, offset in part by an increase in salaries and employee benefits. Income from minority interest in consolidated subsidiaries was due mainly to the allocation of losses incurred by a consolidated subsidiary to minority shareholders. The decrease in other noninterest expenses was due in part to a decrease in valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings. Salaries and employees benefits increased due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets and the amortization of net actuarial loss.

As a result of the foregoing, income (loss) before income tax expense (benefit) was a loss of ¥135.0 billion in the six months ended September 30, 2008 compared to income of ¥546.9 billion in the six months ended September 30, 2007. Income tax expense increased from ¥1.8 billion in the six months ended September 30, 2007 to ¥317.2 billion in the six months ended September 30, 2008, due mainly to a significant increase in valuation allowance, resulting in a net loss in the six months ended September 30, 2008 of ¥452.2 billion compared to net income of ¥545.1 billion in the six months ended September 30, 2007.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,						Increase (decrease)
	2007			2008
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥2,206.9	¥39.3	3.56%	¥2,667.4	¥31.1	2.32%	¥460.5	¥(8.2)	(1.24)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	16,015.8	323.7	4.03	16,901.0	163.0	1.92	885.2	(160.7)	(2.11)
Trading account assets	14,149.1	31.4	0.44	21,301.5	162.5	1.52	7,152.4	131.1	1.08
Investments	38,707.4	377.9	1.95	30,809.3	197.8	1.28	(7,898.1)	(180.1)	(0.67)
Loans	68,715.9	804.5	2.34	69,009.4	770.9	2.23	293.5	(33.6)	(0.11)

Total interest-earning assets	139,795.1	1,576.8	2.25	140,688.6	1,325.3	1.88	893.5	(251.5)	(0.37)
Deposits	78,374.0	393.1	1.00	76,304.1	295.3	0.77	(2,069.9)	(97.8)	(0.23)
Debentures	4,364.8	13.0	0.59	2,967.4	9.4	0.63	(1,397.4)	(3.6)	0.04
Short-term borrowings(1)	32,802.6	491.9	2.99	32,867.4	266.9	1.62	64.8	(225.0)	(1.37)
Trading account liabilities	11,181.3	28.0	0.50	10,841.3	12.8	0.24	(340.0)	(15.2)	(0.26)
Long-term debt	6,802.9	105.0	3.08	8,377.4	104.7	2.49	1,574.5	(0.3)	(0.59)

Total interest-bearing liabilities	133,525.6	1,031.0	1.54	131,357.6	689.1	1.05	(2,168.0)	(341.9)	(0.49)

Net	¥6,269.5	¥545.8	0.71	¥9,331.0	¥636.2	0.83	¥3,061.5	¥90.4	0.12

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Interest and dividend income decreased by ¥251.5 billion, or 16.0%, from the six months ended September 30, 2007 to ¥1,325.3 billion in the six months ended September 30, 2008 due mainly to decreases in interest and dividend income from investments and call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, offset in part by an increase in interest income from trading account assets. The decrease in interest and dividend income from investments and the increase in interest income in trading account assets were due mainly to the reclassification from investments to trading account assets of foreign currency denominated available-for-sale securities that were elected for fair value treatment under SFAS No. 159 as of April 1, 2008. The election was made to eliminate volatility in earnings that arose from changes in fair value of available-for-sale securities having been accounted for in accumulated other comprehensive income, net of tax, while changes in fair value of foreign currency denominated financial liabilities caused by foreign exchange fluctuation were accounted for in earnings. For further information on the fair value option, see note 15 to our consolidated financial statements included elsewhere in this report. The decrease in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a decline in the average yield on foreign transactions, reflecting a general decrease in interest rate levels primarily of the U.S. dollar. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥408.3 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥156.8 billion, resulting in the ¥251.5 billion decrease in interest and dividend income.

Interest expense decreased by ¥341.9 billion, or 33.2%, from the six months ended September 30, 2007 to ¥689.1 billion in the six months ended September 30, 2008 due mainly to decreases in interest expenses on short-term borrowings and deposits. These decreases were due mainly to decreases in average interest rates on foreign short-term borrowings and interest-bearing deposits, reflecting a general decrease in interest rate levels primarily of the U.S. dollar. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥389.6 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expenses of ¥47.7 billion, resulting in the ¥341.9 billion decrease in interest expense.

The decrease of 0.11% in the average yield on loans in the six months ended September 30, 2008 compared to the six months ended September 30, 2007 was smaller than the decrease of 0.23% in the average rate on interest-bearing deposits over the same period. Taking into account only domestic loans and domestic deposits, both the average yield on domestic loans and the average rate on domestic interest-bearing deposits generally leveled out between these periods. As a result of the foregoing, net interest income increased by ¥90.4 billion, or 16.6%, compared to the six months ended September 30, 2007 to ¥636.2 billion. Average interest rate spread rose by 0.12% to 0.83% due mainly to declines in average interest rates on deposits and short-term borrowings, which proportionately more than offset the effect of a decline in average yield on loans and investments, both of which reflect generally declining interest levels primarily of the U.S. dollar.

Provision (Credit) for Loan Losses

We had a provision for loan losses of ¥136.2 billion in the six months ended September 30, 2008, compared to a credit of ¥63.5 billion in the six months ended September 30, 2007. The provision for loan losses was due mainly to the deteriorating business environment surrounding SMEs, the impact of the collapse of Lehman Brothers and the weakening credit status of overseas loans reflecting the global economic downturn. See “—Financial Condition—Loans—Provision (credit) for loan losses.”

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,		Increase (decrease)
	2007	2008
	(in billions of yen)
Fees and commissions:
Fees and commissions from remittance business	¥58.1	¥58.1	¥0.0
Fees and commissions from deposits, debentures and lending business	43.1	46.1	3.0
Fees and commissions from securities-related business	50.4	29.9	(20.5)
Trust fees	33.0	29.7	(3.3)
Fees for other customer services	122.4	114.8	(7.6)

Total fees and commissions income	¥307.0	¥278.6	¥(28.4)

Foreign exchange gains—net	6.5	61.7	55.2
Trading account gains (losses)—net	227.0	(290.6)	(517.6)
Investment gains (losses)—net	52.0	(49.3)	(101.3)
Investment gains (losses) related to bonds	2.2	(37.1)	(39.3)
Investment gains (losses) related to equity securities	39.0	(33.3)	(72.3)
Others	10.8	21.1	10.3
Gains on disposal of premises and equipment	17.1	14.3	(2.8)
Other noninterest income	66.6	81.8	15.2

Total noninterest income	¥676.2	¥96.5	¥(579.7)

Noninterest income decreased by ¥579.7 billion from ¥676.2 billion in the six months ended September 30, 2007 to ¥96.5 billion in the six months ended September 30, 2008. The decrease was due mainly to a decrease of ¥517.6 billion in trading accounts gains (losses)—net and a decrease of ¥101.3 billion in investment gains (losses)—net.

Fees and Commissions

Fees and commissions income decreased by ¥28.4 billion, or 9.3%, from the six months ended September 30, 2007 to ¥278.6 billion in the six months ended September 30, 2008 due mainly to a decrease in fees and commissions from securities-related business, reflecting a decrease in underwriting commissions related to private offerings of debt securities and a decrease in sales commissions related to investment trusts which were negatively impacted by adverse market conditions, including declines in domestic stock markets.

Trading Account Gains (Losses)—Net

Trading account gains (losses)—net were losses of ¥290.6 billion in the six months ended September 30, 2008 compared to gains of ¥227.0 billion in the six months ended September 30, 2007. The losses were due mainly to the losses related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and the losses related changes in the fair value of foreign currency denominated available-for-sale securities that were elected for fair value treatment under SFAS No.159 as of April 1, 2008. For further information on the fair value option, see note 15 to our consolidated financial statements included elsewhere in this report. Trading account losses for both periods also included the trading losses on securitization products incurred by an overseas subsidiary of Mizuho Securities in connection with the dislocation in the global financial markets stemming from U.S. subprime loan issues, particularly in the six months ended September 30, 2007. See “—Recent Developments—Impact of the Dislocation in the Global Financial Market.”

Investment Gains (Losses)—Net

Investment gains (losses)—net were losses of ¥49.3 billion in the six months ended September 30, 2008 compared to gains of ¥52.0 billion in the six months ended September 30, 2007. The losses were due mainly to investment losses related to bonds of ¥37.1 billion in the six months ended September 30, 2008, compared to investment gains related to bonds of ¥2.2 billion in the six months ended September 30, 2007, and investment losses related to equity securities of ¥33.3 billion in the six months ended September 30, 2008, compared to investment gains related to equity securities of ¥39.0 billion in the six months ended September 30, 2007. The investment losses related to bonds in the six months ended September 30, 2008 were due mainly to an increase in impairment losses on Japanese government bonds. Investment gains (losses) related to bonds for both periods also include the losses on sales of, and impairment losses on various types of, securitization products due to the impact of the dislocation in the global financial market stemming from U.S. subprime loan issues. See “—Recent Developments—Impact of the Dislocation in the Global Financial Market.” These increases of losses were offset in part by the decrease of losses due to reclassification of investment losses related to foreign currency denominated available-for-sale securities from investments gains (losses) to trading account gains (losses) following the adoption of SFAS No. 159 as of April 1, 2008. Investment losses related to equity securities were due mainly to an increase in impairment losses on equity securities reflecting declines in domestic stock markets.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,		Increase (decrease)
	2007	2008
	(in billions of yen)
Salaries and employee benefits	¥223.7	¥248.4	¥24.7
General and administrative expenses	244.0	251.2	7.2
Occupancy expenses	97.3	86.4	(10.9)
Fees and commission expenses	60.4	58.0	(2.4)
Provision for losses on off-balance-sheet instruments	6.6	28.9	22.3
Minority interest in consolidated subsidiaries	8.7	(16.8)	(25.5)
Other noninterest expenses	97.9	75.4	(22.5)

Total noninterest expenses	¥738.6	¥731.5	¥(7.1)

Noninterest expenses decreased by ¥7.1 billion, or 1.0%, from the six months ended September 30, 2007 to ¥731.5 billion in the six months ended September 30, 2008. This decrease was due mainly to decreases of ¥25.5 billion in minority interest in consolidated subsidiaries and ¥22.5 billion in other noninterest expenses, offset in part by increases of ¥24.7 billion in salaries and employee benefits and ¥22.3 billion in provision for losses on off-balance-sheet instruments.

Salaries and Employees Benefits

Salaries and employees benefits increased by ¥24.7 billion, or 11.0%, from the six months ended September 30, 2007 to ¥248.4 billion in the six months ended September 30, 2008 due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets and the amortization of net actuarial loss.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries was an income of ¥16.8 billion in the six months ended September 30, 2008 compared to an expense of ¥8.7 billion in the six months ended September 30, 2007. This change was due mainly to the allocation to minority shareholders of the losses incurred by a consolidated subsidiary that recorded a significant amount of deferred tax expense as a result of a significant increase in valuation allowance due to the decrease in unrealized gains on available-for-sale securities reflecting primarily declines in domestic stock markets.

Other Noninterest Expenses

Other noninterest expenses decreased by ¥22.5 billion, or 23.0%, from the six months ended September 30, 2007 to ¥75.4 billion in the six months ended September 30, 2008. Other noninterest expenses included ¥19.1 billion of valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings which remained unsold compared to ¥24.2 billion in the six months ended September 30, 2007. See “—Recent Developments—Impact of the Dislocation in the Global Financial Market.”

Income Tax Expense

Income tax expense increased by ¥315.4 billion from ¥1.8 billion in the six months ended September 30, 2007 to ¥317.2 billion in the six months ended September 30, 2008. The increase was due mainly to deferred tax expense of ¥284.3 in the six months ended September 30, 2008 compared to deferred tax benefit of ¥26.5 billion in the six months ended September 30, 2007. The deferred tax expense in the six months ended September 30, 2008 was the result of a decrease in deferred tax assets, net of valuation allowance. This decrease was due mainly to a significant increase in valuation allowance reflecting primarily changes in our estimation of future taxable income as a result of the decrease in the net unrealized gains on available-for-sale securities reflecting primarily declines in domestic stock markets.

	Six months ended September 30,		Increase (decrease)
	2007	2008
	(in billions of yen)
Income (loss) before income tax expense (benefit)	¥546.9	¥(135.0)	¥(681.9)
Income tax expense	1.8	317.2	315.4
Current tax expense	28.3	32.9	4.6
Deferred tax expense (benefit)	(26.5)	284.3	310.8
Net income (loss)	545.1	(452.2)	(997.3)

Net Income (Loss)

As a result of the foregoing, we recorded a net loss of ¥452.2 billion in the six months ended September 30, 2008 compared to net income of ¥545.1 billion in the six months ended September 30, 2007.

Business Segments Analysis

The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with Japanese GAAP following internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense (benefit) under U.S. GAAP is provided in note 16 of our consolidated financial statements.

We manage our business portfolio through three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. We divide the businesses of each of Mizuho Corporate Bank and Mizuho Bank into three reportable segments based on customer characteristics and functions. Reportable segments of Mizuho Corporate Bank are: domestic; international; and trading and others. Reportable segments of Mizuho Bank are: retail banking; corporate banking; and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements, leveraged finance and structured finance.

International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

Mizuho Securities is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services and structured finance, to large and international corporations, financial institutions and public entities.

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities, but including Mizuho Securities’ subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also includes elimination of transactions between companies within the Global Corporate Group.

The Global Retail Group

Mizuho Bank

Mizuho Bank is the main operating company of the Global Retail Group. Mizuho Bank provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Mizuho Bank’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Bank.

Mizuho Investors Securities

Mizuho Investors Securities offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

Others

This segment consists of Mizuho Bank’s subsidiaries other than Mizuho Investors Securities. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group. This segment also includes elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Others

This segment includes companies other than Mizuho Trust & Banking which are a part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, Trust & Custody Services Bank, Mizuho Asset Management and DIAM, which is an equity-method affiliate. They offer products and services related to private banking, trust and custody, and asset management. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments for the six months ended September 30, 2007 and 2008 is derived from our internal management reporting system.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2008 were ¥917.3 billion, a decrease of ¥70.6 billion compared to the six months ended September 30, 2007. Consolidated general and administrative expenses (excluding non-recurring expenses) for the six months ended September 30, 2008 were ¥572.2 billion, an increase of ¥28.3 billion compared to the six months ended September 30, 2007. Consolidated net business profits for the six months ended September 30, 2008 were ¥317.5 billion, a decrease of ¥96.5 billion compared to the six months ended September 30, 2007. The following diagram shows the relative contributions to consolidated net business profits of each of our Global Groups for the six months ended September 30, 2008:

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the six months ended September 30, 2007 and 2008:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2007:
Gross profits:
Net interest income	¥91.9	¥32.4	¥25.8	¥150.1	¥5.1	¥38.9	¥194.1
Net noninterest income (expenses)	48.2	47.3	56.3	151.8	28.4	(13.5)	166.7
Total	140.1	79.7	82.1	301.9	33.5	25.4	360.8
General and administrative expenses	42.2	35.9	45.5	123.6	32.3	44.1	200.0
Others	—	—	—	—	—	(25.7)	(25.7)

Net business profits (loss)	¥97.9	¥43.8	¥36.6	¥178.3	¥1.2	¥(44.4)	¥135.1

Six months ended September 30, 2008:
Gross profits:
Net interest income (expenses)	¥88.8	¥44.6	¥11.2	¥144.6	¥(5.0)	¥44.4	¥184.0
Net noninterest income	55.1	17.2	51.7	124.0	40.1	9.1	173.2
Total	143.9	61.8	62.9	268.6	35.1	53.5	357.2
General and administrative expenses	47.6	33.7	42.1	123.4	30.8	38.6	192.8
Others	—	—	—	—	—	(21.9)	(21.9)

Net business profits (loss)	¥96.3	¥28.1	¥20.8	¥145.2	¥4.3	¥(7.0)	¥142.5

Six months ended September 30, 2008 compared to six months ended September 30, 2007

Gross profits for Mizuho Corporate Bank for the six months ended September 30, 2008 were ¥268.6 billion, a decrease of ¥33.3 billion, or 11.0%, compared to the six months ended September 30, 2007. This decrease was due mainly to a decrease in gross profits from international operations of ¥17.9 billion, reflecting the absence of the large commission recorded in the six months ended September 30, 2007 and the effect of the dislocation in the global financial markets, as well as a decrease in gross profits from trading and others of ¥19.2 billion, reflecting an adverse market environment and a decrease in dividends from Mizuho Securities of ¥11.4 billion (which are eliminated upon consolidation through an offset in the “others” column). These decreases were offset in part by an increase in gross profits from domestic operations of ¥3.8 billion, reflecting an increase in noninterest income such as income from equity investments and income related to domestic syndicated loans which more than offset a decrease in net interest income.

General and administrative expenses of Mizuho Corporate Bank for the six months ended September 30, 2008 decreased by ¥0.2 billion, or 0.2%, compared to the six months ended September 30, 2007 to ¥123.4 billion.

Net business profits of Mizuho Securities for the six months ended September 30, 2008 was ¥ 4.3 billion, an increase of ¥3.1 billion compared to the six months ended September 30, 2007 due mainly to an effect of cost-saving initiatives under its “Business Restructuring Program” despite a decrease in underwriting fees amid the dislocation in the global financial markets. Net business loss from other operations was ¥7 billion for the six months ended September 30, 2008, a decrease of ¥37.4 billion compared to the six months ended September 30, 2007 due mainly to the decrease in losses related to foreign securitization products of an overseas subsidiary of Mizuho Securities incurred for the six months ended September 30, 2007 as a result of the market dislocation.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the six months ended September 30, 2008 increased by ¥7.4 billion, or 5.5%, compared to the six months ended September 30, 2007 to ¥142.5 billion.

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the six months ended September 30, 2007 and 2008:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2007:
Gross profits:
Net interest income (expenses)	¥150.5	¥165.3	¥(15.0)	¥300.8	¥0.5	¥22.8	¥324.1
Net noninterest income (expenses)	21.0	90.1	55.0	166.1	30.9	(2.0)	195.0
Total	171.5	255.4	40.0	466.9	31.4	20.8	519.1
General and administrative expenses	107.3	114.2	45.7	267.2	22.3	0.2	289.7
Others	—	—	—	—	—	(8.0)	(8.0)

Net business profits (loss)	¥64.2	¥141.2	¥(5.7)	¥199.7	¥9.1	¥12.6	¥221.4

Six months ended September 30, 2008:
Gross profits:
Net interest income (expenses)	¥162.1	¥151.7	¥(17.3)	¥296.5	¥0.1	¥21.8	¥318.4
Net noninterest income (expenses)	13.3	72.9	43.8	130.0	16.9	(2.6)	144.3
Total	175.4	224.6	26.5	426.5	17.0	19.2	462.7
General and administrative expenses	119.5	117.6	49.6	286.7	22.9	(0.5)	309.1
Others	—	—	—	—	—	(8.3)	(8.3)

Net business profits (loss)	¥55.9	¥107.0	¥(23.1)	¥139.8	¥(5.9)	¥11.4	¥145.3

Six months ended September 30, 2008 compared to six months ended September 30, 2007

Gross profits for Mizuho Bank for the six months ended September 30, 2008 decreased by ¥40.4 billion, or 8.7%, from the six months ended September 30, 2007 to ¥426.5 billion. The decrease was due mainly to a decrease in gross profits of ¥30.8 billion from corporate banking, reflecting decreases in net interest income and noninterest income as a result of reduced both loan and solution business related demand from SMEs due to worsened business environment and intensifying competition among lenders, as well as a decrease in gross profits of ¥13.5 billion from trading and others due mainly to a decrease in trading income and our conservative asset-and-liability management operations. These decreases were offset in part by an increase in gross profits from retail banking of ¥3.9 billion, reflecting an improvement in the profitability of deposits due to an increase in deposit balance, which more than offset a decline in net interest income due to a decline in the average applicable spread on loans and a decline in fee income from sales of investment trusts and individual annuities affected by weak domestic stock markets.

General and administrative expenses for Mizuho Bank for the six months ended September 30, 2008 increased by ¥19.5 billion, or 7.3%, compared to the six months ended September 30, 2007 to ¥286.7 billion due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets.

Mizuho Investors Securities incurred a net business loss of ¥5.9 billion for the six months ended September 30, 2008, compared to net business profits of ¥9.1 billion for the six months ended September 30, 2007. The change was due mainly to a significant decrease in commission income as a result of weak domestic stock markets as well as a decrease in trading income as a result of sluggish sales of foreign bonds and write-downs of yen-denominated foreign bonds issued by Lehman Brothers.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the six months ended September 30, 2008 decreased by ¥76.1 billion, or 34.4%, compared to the six months ended September 30, 2007 to ¥145.3 billion.

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2007 and 2008:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Six months ended September 30, 2007:
Gross profits:
Net interest income	¥26.2	¥0.7	¥26.9
Net noninterest income	54.0	28.2	82.2
Total	80.2	28.9	109.1
General and administrative expenses	43.9	19.8	63.7
Others	—	(0.9)	(0.9)

Net business profits	¥36.3	¥8.2	¥44.5

Six months ended September 30, 2008:
Gross profits:
Net interest income	¥26.4	¥0.8	¥27.2
Net noninterest income	44.1	24.2	68.3
Total	70.5	25.0	95.5
General and administrative expenses	46.4	21.5	67.9
Others	—	(0.5)	(0.5)

Net business profits	¥24.1	¥3.0	¥27.1

Six months ended September 30, 2008 compared to six months ended September 30, 2007

Gross profits for Mizuho Trust & Banking for the six months ended September 30, 2008 decreased by ¥9.7 billion, or 12.1%, compared to the six months ended September 30, 2007 to ¥70.5 billion. The decrease was due mainly to a decline in noninterest income related mainly to its real estate business.

General and administrative expenses for Mizuho Trust & Banking for the six months ended September 30, 2008 increased by ¥2.5 billion, or 5.7%, compared to the six months ended September 30, 2007 to ¥46.4 billion due primarily to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets.

As a result mainly of the foregoing, as well as a decrease in “Others” which was a result mainly of losses of overseas subsidiaries in connection with the collapse of Lehman Brothers, net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2008 decreased by ¥17.4 billion compared to the six months ended September 30, 2007 to ¥27.1 billion.

Financial Condition

Assets

Our assets as of March 31, 2008 and September 30, 2008 were as follows:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
	(in billions of yen)
Cash and due from banks	¥2,085.8	¥2,361.5	¥275.7
Interest-bearing deposits in other banks	1,549.7	1,938.5	388.8
Call loans and funds sold	257.7	268.8	11.1
Receivables under resale agreements	7,235.2	9,353.5	2,118.3
Receivables under securities borrowing transactions	9,069.1	7,876.7	(1,192.4)
Trading account assets	20,552.4	26,125.9	5,573.5
Investments	36,155.7	29,745.2	(6,410.5)
Loans	68,221.8	69,336.1	1,114.3
Allowance for loan losses	(649.8)	(659.3)	(9.5)

Loans, net of allowance	67,572.0	68,676.8	1,104.8
Premises and equipment—net	852.4	851.0	(1.4)
Due from customers on acceptances	62.3	80.0	17.7
Accrued income	380.6	368.5	(12.1)
Goodwill	15.0	15.0	—
Deferred tax assets	923.6	866.2	(57.4)
Other assets	4,606.3	4,558.5	(47.8)

Total assets	¥151,317.8	¥153,086.1	¥1,768.3

Total assets increased by ¥1,768.3 billion from ¥151,317.8 billion as of March 31, 2008 to ¥153,086.1 billion as of September 30, 2008. This increase was due primarily to an increase of ¥2,118.3 billion in receivables under resale agreements and an increase of ¥1,104.8 billion in loans, net of allowance, offset in part by a decrease of ¥1,192.4 billion in receivables under securities borrowing transactions. The decrease in investments and the increase in trading account assets were due mainly to the reclassification as a result of the adoption of the fair value option based on SFAS No. 159. For further information on the fair value option, see note 15 to our consolidated financial statements included elsewhere in this report.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2008 and September 30, 2008:

	As of
	March 31, 2008		September 30, 2008		Increase (decrease)
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,806.7	11.43%	¥7,894.0	11.37%	¥87.3	(0.06)%
Construction	1,429.6	2.09	1,416.7	2.04	(12.9)	(0.05)
Real estate	6,489.6	9.50	6,571.6	9.46	82.0	(0.04)
Services	5,566.2	8.15	5,465.1	7.87	(101.1)	(0.28)
Wholesale and retail	6,100.1	8.93	6,020.7	8.67	(79.4)	(0.26)
Transportation	2,516.3	3.68	2,513.5	3.62	(2.8)	(0.06)
Banks and other financial institutions	4,355.6	6.37	4,572.3	6.59	216.7	0.22
Government and public institutions	5,807.5	8.50	6,633.3	9.55	825.8	1.05
Other industries	5,061.1	7.40	4,567.5	6.59	(493.6)	(0.81)
Individuals:	12,326.7	18.04	12,387.5	17.84	60.8	(0.20)
Mortgage loans	11,122.4	16.28	11,209.8	16.14	87.4	(0.14)
Other	1,204.3	1.76	1,177.7	1.70	(26.6)	(0.06)

Total domestic	57,459.4	84.09	58,042.2	83.60	582.8	(0.49)
Foreign:
Commercial and industrial	8,815.2	12.90	9,173.2	13.21	358.0	0.31
Banks and other financial institutions	1,544.9	2.26	1,648.1	2.37	103.2	0.11
Government and public institutions	414.7	0.61	393.8	0.57	(20.9)	(0.04)
Other	93.8	0.14	174.8	0.25	81.0	0.11

Total foreign	10,868.6	15.91	11,389.9	16.40	521.3	0.49

Subtotal	68,328.0	100.00%	69,432.1	100.00%	1,104.1	—
Less: Unearned income and deferred loan fees—net	(106.2)		(96.0)		10.2

Total loans before allowance for loan losses	¥68,221.8		¥69,336.1		¥1,114.3

Total loans before allowance for loan losses increased by ¥1,114.3 billion from March 31, 2008 to ¥69,336.1 billion as of September 30, 2008. Domestic loans increased by ¥582.8 billion to ¥58,042.2 billion due mainly to an increase in loans to government and public institutions attributable mainly to loans to the Japanese government and an increase in loans to banks and other financial institutions attributable mainly to new loans made to some large Japanese financial borrowers, offset in part by a decrease in loans to other industries attributable mainly to loans made by our consolidated VIEs.

Loans to foreign borrowers increased by ¥521.3 billion from the end of the previous fiscal year to ¥11,389.9 billion as of September 30, 2008. The increase in foreign loans was due primarily to an increase in loans to commercial and industrial borrowers, especially loans to non-Japanese borrowers.

Within our loan portfolio, loans to domestic borrowers decreased from 84.09% to 83.60% while loans to foreign borrowers increased from 15.91% to 16.40%.

Impaired Loans

The following table shows our impaired loans as of March 31, 2008 and September 30, 2008 based on classifications by domicile and industry segment:

	As of
	March 31, 2008		September 30, 2008		Increase (decrease)
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥160.8	2.06%	¥186.9	2.37%	¥26.1	0.31%
Construction	88.1	6.16	75.5	5.33	(12.6)	(0.83)
Real estate	106.3	1.64	179.6	2.73	73.3	1.09
Services	200.0	3.59	193.4	3.54	(6.6)	(0.05)
Wholesale and retail	243.3	3.99	192.5	3.20	(50.8)	(0.79)
Transportation	115.0	4.57	118.4	4.71	3.4	0.14
Banks and other financial institutions	178.1	4.09	16.6	0.36	(161.5)	(3.73)
Other industries	11.4	0.10	28.9	0.26	17.5	0.16
Individuals	146.0	1.18	155.8	1.26	9.8	0.08

Total domestic	1,249.0	2.17	1,147.6	1.98	(101.4)	(0.19)
Foreign	46.5	0.43	76.7	0.67	30.2	0.24

Total impaired loans	¥1,295.5	1.90%	¥1,224.3	1.76%	¥(71.2)	(0.14)%

Impaired loans decreased by ¥71.2 billion, or 5.5%, from March 31, 2008 to ¥1,224.3 billion as of September 30, 2008. Domestic impaired loans decreased by ¥101.4 billion due primarily to a decrease in banks and other financial institutions, mainly as a result of an upgrade in the internal credit rating of a large borrower, offset in part by an increase in real estate, primarily as a result of the worsening business environment in the industry. Foreign impaired loans increased by ¥30.2 billion reflecting the overseas economic downturn.

The percentage of impaired loans within gross total loans decreased from 1.90% as of March 31, 2008 to 1.76% as of September 30, 2008. The percentage of impaired loans net of allowance to gross total loans net of allowance also decreased from 0.95% as of March 31, 2008 to 0.82% as of September 30, 2008.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2008 and September 30, 2008:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥349.2	¥297.2	¥(52.0)
Allowance for loan losses on other loans (B)	300.6	362.1	61.5
Total allowance for loan losses (C)	649.8	659.3	9.5
Impaired loans requiring an allowance for loan losses (D)	1,089.7	966.7	(123.0)
Impaired loans not requiring an allowance for loan losses (E)	205.8	257.7	51.9
Other loans (F)	67,032.5	68,207.7	1,175.2

Gross total loans (G)	68,328.0	69,432.1	1,104.1

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	32.04%	30.75%	(1.29)%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.45	0.53	0.08
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.95	0.95	0.00

Allowance for loan losses increased by ¥9.5 billion from March 31, 2008 to ¥659.3 billion as of September 30, 2008. Allowance for loan losses on other loans increased by ¥61.5 billion and allowance for loan losses on impaired loans decreased by ¥52.0 billion due primarily to an upgrade in the internal credit rating of a large borrower in the banks and other financial institutions industry. The percentage of total allowance for loan losses against gross total loans was 0.95%, unchanged from March 31, 2008.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007	2008	Increase (decrease)
	(in billions of yen)
Allowance for loan losses as beginning of fiscal year	¥946.1	¥649.8	¥(296.3)
Provision (credit) for loan losses	(63.5)	136.2	199.7
Charge-offs	131.9	138.1	6.2
Recoveries	18.4	16.1	(2.3)

Net charge-offs	113.5	122.0	8.5
Others(1)	(0.0)	(4.7)	(4.7)

Balance at end of six-month period	¥769.1	¥659.3	¥(109.8)

Note:

(1)	Others include primarily foreign exchange translation.

We recorded a provision for loan losses of ¥136.2 billion in the six months ended September 30, 2008 compared to a credit for loan losses of ¥63.5 billion in the six months ended September 30, 2007. The provision for loan losses was due mainly to a worsening business environment surrounding domestic SMEs mainly in real estate and construction industries, the collapse of Lehman Brothers and the weakening credit status of overseas loans reflecting the global economic downturn.

Charge-offs increased by ¥6.2 billion from the six months ended September 30, 2007 to ¥138.1 billion for the six months ended September 30, 2008 and recoveries decreased by ¥2.3 billion from the six months ended September 30, 2007 to ¥16.1 billion in the six months ended September 30, 2008.

Investments

The majority of our investments are available-for-sale securities and held-to-maturity securities which at March 31, 2008 and September 30, 2008 were as follows:

	As of
	March 31, 2008			September 30, 2008			Increase (decrease)
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:	¥29,844.2	¥29,859.1	¥14.9	¥24,376.1	¥24,283.0	¥(93.1)	¥(5,468.1)	¥(5,576.1)	¥(108.0)
Japanese government bonds	16,216.1	16,212.4	(3.7)	17,433.2	17,358.7	(74.5)	1,217.1	1,146.3	(70.8)
Other than Japanese government bonds	13,628.1	13,646.7	18.6	6,942.9	6,924.3	(18.6)	(6,685.2)	(6,722.4)	(37.2)
Equity securities (marketable)	2,619.5	4,512.5	1,893.0	2,525.0	3,932.7	1,407.7	(94.5)	(579.8)	(485.3)

Total	¥32,463.7	¥34,371.6	¥1,907.9	¥26,901.1	¥28,215.7	¥1,314.6	¥(5,562.6)	¥(6,155.9)	¥(593.3)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥490.0	¥490.1	¥0.1	¥130.1	¥129.9	¥(0.2)	¥(359.9)	¥(360.2)	¥(0.3)
Other than Japanese government bonds	288.9	293.7	4.8	289.6	291.7	2.1	0.7	(2.0)	(2.7)

Total	¥778.9	¥783.8	¥4.9	¥419.7	¥421.6	¥1.9	¥(359.2)	¥(362.2)	¥(3.0)

Available-for-sale securities decreased by ¥6,155.9 billion from March 31, 2008 to ¥28,215.7 billion at September 30, 2008. This decrease was a result of a decrease in debt securities other than Japanese government bonds, primarily foreign government bonds, as foreign currency denominated available-for-sale securities were reclassified as trading securities following the adoption of SFAS No. 159. See note 15 to our consolidated financial statements for details of the adoption of the fair value option. The decrease was offset in part by an increase in Japanese government bonds to take advantage of their safety and liquidity during the turmoil in the global financial markets. Equity securities decreased by ¥579.8 billion from March 31, 2008 to ¥3,932.7 billion at September 30, 2008 due mainly to the decline in Japanese stock prices as of September 30, 2008 compared to March 31, 2008. Held-to-maturity securities decreased by ¥359.2 billion from March 31, 2008 to ¥419.7 billion at September 30, 2008. This decrease was due primarily to a decrease in Japanese government bonds as the bonds matured during the six-month period. See note 3 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks increased by ¥275.7 billion from March 31, 2008 to ¥2,361.5 billion at September 30, 2008. The increase was due to net cash provided by operating activities of ¥2,871.7 billion and net cash provided by financing activities of ¥695.8 billion offset in part by net cash used in investing activities of ¥3,286.0 billion.

Liabilities

The following table shows our liabilities as of March 31, 2008 and September 30, 2008:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
	(in billions of yen)
Deposits	¥86,429.1	¥86,046.7	¥(382.4)
Debentures	3,159.4	2,719.6	(439.8)
Due to trust accounts	1,119.9	1,012.8	(107.1)
Call money and funds purchased	6,693.7	7,047.6	353.9
Payables under repurchase agreements	11,511.0	13,353.2	1,842.2
Payables under securities lending transactions	7,095.1	6,577.9	(517.2)
Commercial paper	561.0	262.6	(298.4)
Other short-term borrowings	4,812.8	4,677.5	(135.3)
Trading account liabilities	14,120.4	15,926.0	1,805.6
Bank acceptances outstanding	62.3	80.0	17.7
Income taxes payable	28.8	37.2	8.4
Deferred tax liabilities	11.2	8.5	(2.7)
Accrued expenses	294.2	251.9	(42.3)
Long-term debt	7,618.9	7,895.5	276.6
Other liabilities	4,231.8	4,725.9	494.1

Total liabilities	¥147,749.6	¥150,622.9	¥2,873.3

Total liabilities increased by ¥2,873.3 billion from March 31, 2008 to ¥150,622.9 billion at September 30, 2008. This increase was due primarily to an increase of ¥1,805.6 billion in trading account liabilities and an increase of ¥1,138.1 billion in short-term borrowings. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2008 and September 30, 2008:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
	(in billions of yen)
Domestic:
Non-interest-bearing deposits	¥10,846.5	¥9,959.3	¥(887.2)
Interest-bearing deposits	66,329.6	66,953.1	623.5

Total domestic deposits	77,176.1	76,912.4	(263.7)

Foreign:
Non-interest-bearing deposits	412.9	453.6	40.7
Interest-bearing deposits	8,840.1	8,680.7	(159.4)

Total foreign deposits	9,253.0	9,134.3	(118.7)

Total deposits	¥86,429.1	¥86,046.7	¥(382.4)

Deposits decreased by ¥382.4 billion from March 31, 2008 to ¥86,046.7 billion at September 30, 2008. Domestic deposits decreased by ¥263.7 billion from March 31, 2008 to ¥76,912.4 billion at September 30, 2008. Although non-interest-bearing deposits, mainly from Japanese companies, decreased by ¥887.2 billion, interest-bearing deposits increased, mainly from individuals, by ¥623.5 billion while growth in investment products such as investment trusts declined. Foreign deposits decreased by ¥118.7 billion from March 31, 2008 to ¥9,134.3 billion due mainly to a decrease in interest-bearing deposits affected by severe market conditions overseas.

Debentures

Debentures decreased by ¥439.8 billion from March 31, 2008 to ¥2,719.6 billion at September 30, 2008. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two bank subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.”

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2008 and September 30, 2008:

	As of
	March 31, 2008			September 30, 2008			Increase (decrease)
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥1,119.9	¥—	¥1,119.9	¥1,012.8	¥—	¥1,012.8	¥(107.1)	¥—	¥(107.1)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	14,701.8	10,598.1	25,299.9	15,283.9	11,694.8	26,978.7	582.1	1,096.7	1,678.8
Commercial paper	294.0	267.0	561.0	38.4	224.2	262.6	(255.6)	(42.8)	(298.4)
Other short-term borrowings	4,413.9	398.8	4,812.7	4,240.3	437.2	4,677.5	(173.6)	38.4	(135.2)

Total short-term borrowings	¥20,529.6	¥11,263.9	¥31,793.5	¥20,575.4	¥12,356.2	¥32,931.6	¥45.8	¥1,092.3	¥1,138.1

Short-term borrowings increased by ¥1,138.1 billion from the end of the previous fiscal year to ¥32,931.6 billion at September 30, 2008. Foreign short-term borrowings increased by ¥1,092.3 billion due primarily to an increase in payables under repurchase agreements, and domestic short-term borrowings increased by ¥45.8 billion due mainly to an increase in payables under repurchase agreements offset in part by a decrease in commercial paper.

Shareholders’ Equity

The following table shows a breakdown of shareholders’ equity as of March 31, 2008 and September 30, 2008:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
	(in billions of yen)
Preferred stock	¥980.4	¥951.4	¥(29.0)
Common stock	3,437.4	3,382.8	(54.6)
Accumulated deficit	(2,066.6)	(2,687.4)	(620.8)
Accumulated other comprehensive income, net of tax	920.1	546.8	(373.3)
Treasury stock, at cost	(2.5)	(6.3)	(3.8)

Total shareholders’ equity	¥3,268.8	¥2,187.3	¥(1,081.5)

Shareholders’ equity decreased by ¥1,081.5 billion from March 31, 2008 to ¥2,187.3 billion. Preferred stock decreased by ¥29.0 billion from the end of the previous fiscal year to ¥951.4 billion at September 30, 2008 as a result of the cancellation of preferred stock that were converted to common stock after commencement of the conversion period on July 1, 2008.

Common stock decreased by ¥54.6 billion from the end of the previous fiscal year to ¥3,382.8 billion at September 30, 2008 as a result of the cancellation of common stock repurchased during the six months. See “—Recent Developments—Developments Relating to Our Capital.” The decrease was offset in part by issuance of common stock as a result of conversions of preferred stock.

Accumulated deficit increased by ¥620.8 billion from the end of the previous fiscal year to ¥2,687.4 billion. This increase was due primarily to the net loss of ¥452.2 billion for the six months ended September 30, 2008 and dividend payments of ¥133.9 billion.

Accumulated other comprehensive income, net of tax, decreased by ¥373.3 billion from March 31, 2008 to ¥546.8 billion at September 30, 2008 due primarily to a decrease in unrealized net gains on available-for-sale securities of ¥349.2 billion.

Treasury stock increased by ¥3.8 billion from ¥2.5 billion at the end of the previous fiscal year to ¥6.3 billion at September 30, 2008 due primarily to the common stock repurchased but not cancelled as they were assigned for the exercise of Stock Compensation-type Stock Options (Stock Acquisition Rights) that we plan to issue in the future. See “—Recent Developments—Developments Relating to Our Capital.”

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and the issuance of debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. As shown in the following table, our average balance of deposits and debentures combined for the six months ended September 30, 2008 exceeded our average balance of loans for the same period by ¥19,900.6 billion. We invested the excess portion primarily in marketable securities.

Average balance for the six months ended September 30, 2008
(in billions of yen)
Loans	¥69,009.4	Deposits	¥85,942.6
		Debentures	2,967.4

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures to institutional investors in April 2006 and started to issue straight bonds as a replacement for such debentures. We also ceased all new issuances of debentures by Mizuho Bank through its retail branch network in March 2007. The balance of our debentures has been decreasing significantly in recent years as a result.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and commercial paper. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise long-term debt mainly for purposes of stable liquidity management and enhancing our capital adequacy ratios. Although recent market environment exhibited increased difficulty and constraints for market participants regarding access to financial markets, we were able to access various sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2008:

As of December 31, 2008
	S&P			Moody’s
	Long-term	Short-term	Fundamental strength	Long-term	Short-term	Financial strength
Mizuho Corporate Bank	A+	A-1	B	iAa2	P-1	iC
Mizuho Bank	A+	A-1	B	iAa2	P-1	iC
Mizuho Trust & Banking	A+	A-1	B	iAa2	P-1	iC
i: under review for possible downgrade

We source our funding in foreign currencies primarily from foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. As our reliance on these sources of funding declined during the current fiscal year as the market environment for these sources deteriorated, we utilized other sources, such as the Bank of Japan’s U.S. dollar funds-supplying operations, as additional sources of liquidity. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer deposit base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, new guidelines were implemented by the Financial Services Agency to comply with the new capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopted the foundation internal ratings-based approach (“FIRB approach”). Under the FIRB approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default. Probability of default is derived by Mizuho Financial Group’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Mizuho Financial Group selected the standardized approach for the calculation of operational risk capital charge, which calculates operational risk by dividing its activities into eight business lines and multiplying gross income of each of those business lines by the applicable factor assigned to each of the business lines.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2008 and September 30, 2008 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency are as set forth in the following table:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
	(in billions of yen, except percentages)
Tier 1 capital	¥4,880.1	¥4,747.0	¥(133.1)
Tier 2 capital included as qualifying capital	3,221.8	2,971.4	(250.3)
Deductions for total risk-based capital	(393.6)	(337.3)	56.3

Total risk-based capital	¥7,708.3	¥7,381.2	¥(327.0)

Risk-weighted assets	¥65,872.8	¥64,464.8	¥(1,407.9)

Tier 1 capital ratio	7.40%	7.36%	(0.04)%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	11.70	11.45	(0.25)
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of September 30, 2008 was 11.45%, a decline of 0.25% compared to March 31, 2008. Our Tier 1 capital ratio as of September 30, 2008 was 7.36%, a decline of 0.04% compared to March 31, 2008. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2008. Our Tier 1 capital ratio as of September 30, 2008 remained generally unchanged from March 31, 2008 due to the similar proportional rate of decreases of Tier 1 capital and risk-weighted assets. The rate of decrease of risk-weighted assets was proportionally smaller compared to the rate of decrease of total risk-based capital, which resulted in the decline in our capital adequacy ratio.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2008 and September 30, 2008:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,540.9	¥1,540.9	—
Capital surplus	411.0	411.2	¥0.1
Retained earnings	1,475.7	1,290.1	(185.6)
Minority interest in consolidated subsidiaries	1,733.4	1,636.4	(96.9)
Treasury stock	(2.5)	(6.2)	(3.7)
Dividends	(133.8)	—	133.8
Foreign currency translation adjustments	(78.3)	(83.5)	(5.1)
Unrealized losses on other securities	—	—	—
Other	(66.2)	(41.9)	24.3

Total Tier 1 capital	4,880.1	4,747.0	(133.1)

Tier 2 capital:
45% of unrealized gains on other securities	289.7	56.9	(232.8)
45% of revaluation reserve for land	113.6	113.0	(0.5)
General reserve for possible losses on loans, etc.	7.9	7.0	(0.8)
Debt capital, etc.	2,810.4	2,794.4	(16.0)

Total Tier 2 capital	3,221.8	2,971.4	(250.3)

Deductions for total risk-based capital	(393.6)	(337.3)	56.3

Total risk-based capital	¥7,708.3	¥7,381.2	¥(327.0)

Our Tier 1 capital decreased by ¥133.1 billion from ¥4,880.1 billion as of March 31, 2008 to ¥4,747.0 billion as of September 30, 2008. This decrease was due mainly to a decrease of ¥185.6 billion in retained earnings and a decrease of ¥96.9 billion in minority interest in consolidated subsidiaries offset in part by an increase of ¥133.8 billion due to the absence of dividends with respect to the fiscal year ended on March 31, 2008. The decrease in retained earnings reflects the effect of the cancellation of our common stock totaling ¥146.3 billion in September, 2008, which constitute most of the repurchases of our common stock totaling ¥150.0 billion that we made in July 2008, and the payout of dividends from retained earnings offset in part by consolidated net income under Japanese GAAP recorded for the six months ended September 30, 2008. The decrease in minority interest in consolidated subsidiaries reflects a decrease of ¥379.0 billion as a result of redemptions in June 2008 of non-dilutive preferred securities issued by overseas special purpose companies offset in part by an increase of ¥303.0 billion as a result of the issuance in July 2008 of non-dilutive preferred securities through overseas special purpose companies.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of September 30, 2008, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,461.2 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of September 30, 2008 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital
	(in billions of yen)
June 2009	¥176.0
June 2011	74.5	(1)
June 2012	171.0
June 2016	462.2	(2)
June 2018	274.5
June 2019	303.0

Notes:

(1)	Denominated in euros (€500.0 million).
(2)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).
(3)	In December 2008, we issued ¥355.0 billion of non-dilutive preferred securities through an overseas special purpose company with an initial optional redemption date of June 2015.

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,				As of September 30,
	2006		2007	2008	2008
	(in billions of yen, except percentages)
Preferred stock	¥1,580.4	(1)	¥980.4	¥980.4	¥948.6	(2)
Non-dilutive preferred securities	1,095.7		1,505.0	1,539.7	1,461.2
Percentage of preferred stock and non-dilutive preferred securities within Tier 1 capital(3)	58.7%		50.4%	51.6%	50.7%

Note:

(1)	Preferred stock as of March 31, 2006 included ¥600.0 billion of public funds in the form of preferred stock issued to the Resolution and Collection Corporation. We completed the repayment of all public funds in July 2006.
(2)	Excluding treasury stocks.
(3)	Tier 1 capital on a Basel I basis was used for the March 31, 2006 figures, and Tier 1 capital on a Basel II basis was used for March 31, 2007 and 2008 and September 30, 2008 figures.

Our Tier 2 capital included as qualifying capital as of September 30, 2008 was ¥2,971.4 billion, a decrease of ¥250.3 billion compared to March 31, 2008. The decrease was due mainly to a decrease in unrealized gains on other securities as a result of declines in domestic stock markets.

As a result of the above, together with deductions of ¥337.3 billion, total risk-based capital as of September 30, 2008 was ¥7,381.2 billion, a decrease of ¥327.0 billion compared to March 31, 2008.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2008 and September 30, 2008:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥48,988.0	¥48,689.8	¥(298.2)
Off-balance-sheet items	11,195.8	10,446.7	(749.0)
Credit risk assets	60,183.8	59,136.6	(1,047.2)
Market risk equivalent assets	2,052.9	1,753.0	(299.9)
Operational risk equivalent assets	3,636.0	3,575.1	(60.8)
Adjusted floor amount	—	—	—
Total	¥65,872.8	¥64,464.8	¥(1,407.9)

Risk-weighted assets as of September 30, 2008 was ¥64,464.8 billion, representing a decrease of ¥1,407.9 billion compared to March 31, 2008. Credit risk assets decreased by ¥1,047.2 billion to ¥59,136.6 billion due mainly to a decrease in the risk exposure of securitization products. Market risk equivalent assets decreased by ¥299.9 billion to ¥1,753.0 billion. Operational risk equivalent assets decreased by ¥60.8 billion to ¥3,575.1 billion. We had no adjusted floor amount as of March 31, 2008 or September 30, 2008, following the transitional treatment formula regarding risk-weighted assets in connection with the migration from Basel I to Basel II.

The following table shows required capital by portfolio classification as of September 30, 2008:

	As of September 30, 2008
	Exposure at default	Required capital(1)
	(in billions of yen)
Credit risk	¥149,367.7	¥5,979.7
Internal ratings-based approach	140,764.7	5,652.0
Corporate (except specialized lending)	54,967.3	3,312.7
Corporate (specialized lending)	2,969.4	281.0
Sovereign	44,925.5	67.5
Bank	8,118.1	157.3
Retail	12,996.7	564.5
Residential mortgage	10,388.6	394.9
Qualifying revolving loans	327.6	23.1
Other retail	2,280.4	146.3
Equities, etc.	4,797.7	539.2
Probability of default/Loss given default approach	10,97.1	175.0
Market-based approach (simple risk weight method)	264.6	72.8
Market-based approach (internal models approach)	—	—
Transitional measure applied	3,435.9	291.3
Regarded-method exposure	1,302.0	336.3
Purchased receivables	2,595.4	104.9
Securitizations	5,635.4	91.5
Others	2,456.8	196.7
Standardized approach	8,603.0	327.6
Sovereign	2,433.1	2.2
Bank.	2,934.3	52.5
Corporate	2,503.0	187.4
Residential mortgage	0.0	0.0
Securitizations	47.0	31.4
Others	685.4	54.0
Market risk	n.a.	140.2
Standardized approach	n.a.	93.8
Interest rate risk	n.a.	66.7
Equities risk	n.a.	18.6
Foreign exchange risk	n.a.	2.0
Commodities risk	n.a.	6.4
Option transactions	n.a.	—
Internal models approach	n.a.	46.4
Operational risk (standardized approach)	n.a.	286.0
Total required capital(2)	n.a.	5,157.1

Notes:

(1)	For credit risk, required capital is the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, required capital is the market risk equivalent amount. For operational risk, required capital is the operational risk equivalent amount.
(2)	Total required capital (consolidated) is equal to 8% of the denominator used for purposes of calculating capital adequacy ratios.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries as of March 31, 2008 and September 30, 2008 on a consolidated basis calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency were as set forth in the following table:

	As of
	March 31, 2008	September 30, 2008	Increase (decrease)
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	8.48%	8.43%	(0.05)%
Capital adequacy ratio	12.17	11.68	(0.49)

Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	7.28	6.79	(0.49)
Capital adequacy ratio	11.97	11.58	(0.39)
BIS standard:
Tier 1 capital ratio	7.22	6.74	(0.48)
Capital adequacy ratio	11.87	11.51	(0.36)

Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	10.16	7.89	(2.27)
Capital adequacy ratio	15.87	12.92	(2.95)

Note:

(1)	The Bank for International Settlements standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the Bank for International Settlements standards is included for reference purposes only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2008.

Our securities subsidiaries in Japan are also subject to the capital adequacy rules of the Financial Services Agency under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2008, that our securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Off-balance-sheet Arrangements

See note 13 “Commitments and contingencies” and note 14 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this reports.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2008	September 30, 2008
	(in millions of yen)
Assets:
Cash and due from banks	2,085,847	2,361,541
Interest-bearing deposits in other banks	1,549,746	1,938,486
Call loans and funds sold	257,741	268,794
Receivables under resale agreements	7,235,200	9,353,466
Receivables under securities borrowing transactions	9,069,138	7,876,720
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥3,545,201 million at March 31, 2008 and ¥6,827,037 million at September 30, 2008)	20,552,404	26,125,877
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥8,097,839 million at March 31, 2008 and ¥4,093,180 million at September 30, 2008)	34,371,638	28,215,745
Held-to-maturity securities	778,915	419,735
Other investments	1,005,195	1,109,749
Loans (Notes 4 and 5)	68,221,807	69,336,100
Allowance for loan losses	(649,803)	(659,334)

Loans, net of allowance	67,572,004	68,676,766
Premises and equipment—net	852,393	851,001
Due from customers on acceptances	62,255	79,995
Accrued income	380,592	368,458
Goodwill	15,016	15,016
Deferred tax assets	923,572	866,225
Other assets (Note 4)	4,606,100	4,558,514

Total assets	151,317,756	153,086,088

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2008	September 30, 2008
	(in millions of yen)
Liabilities and shareholders’ equity:
Deposits:
Domestic:
Noninterest-bearing deposits	10,846,443	9,959,324
Interest-bearing deposits	66,329,605	66,953,106
Foreign:
Noninterest-bearing deposits	412,869	453,572
Interest-bearing deposits	8,840,148	8,680,666
Debentures	3,159,443	2,719,625
Due to trust accounts	1,119,947	1,012,753
Call money and funds purchased	6,693,712	7,047,586
Payables under repurchase agreements	11,511,020	13,353,204
Payables under securities lending transactions	7,095,127	6,577,929
Commercial paper	560,966	262,574
Other short-term borrowings	4,812,763	4,677,575
Trading account liabilities	14,120,440	15,926,035
Bank acceptances outstanding	62,255	79,995
Income taxes payable	28,800	37,171
Deferred tax liabilities	11,200	8,458
Accrued expenses	294,190	251,859
Long-term debt (including ¥178,233 million at March 31, 2008 and ¥325,002 million at September 30, 2008, at fair value) (Note 15)	7,618,910	7,895,502
Other liabilities	4,231,761	4,725,965

Total liabilities	147,749,599	150,622,899

Commitments and contingencies
Minority interest in consolidated subsidiaries	299,357	275,866
Shareholders’ equity (Note 8):
Preferred stock (Note 6)	980,430	951,442
Common stock—no par value, authorized 24,392,259 shares at March 31, 2008, and 24,115,759 shares at September 30, 2008, and issued 11,396,255 shares at March 31, 2008, and 11,178,847 shares at September 30, 2008	3,437,420	3,382,787
Accumulated deficit	(2,066,604)	(2,687,437)
Accumulated other comprehensive income, net of tax	920,062	546,802
Less: Treasury stock, at cost—Common stock 4,585 shares at March 31, 2008, and 11,251 shares at September 30, 2008, and Preferred stock 2,750 shares at September 30, 2008	(2,508)	(6,271)

Total shareholders’ equity	3,268,800	2,187,323

Total liabilities, minority interest and shareholders’ equity	151,317,756	153,086,088

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2007	2008
	(in millions of yen)
Interest and dividend income:
Loans, including fees	804,531	770,928
Investments:
Interest	332,312	144,793
Dividends	45,537	53,027
Trading account assets	31,360	162,537
Call loans and funds sold	7,778	5,555
Receivables under resale agreements and securities borrowing transactions	315,933	157,407
Deposits	39,366	31,072

Total interest and dividend income	1,576,817	1,325,319

Interest expense:
Deposits	393,110	295,240
Debentures	13,008	9,420
Trading account liabilities	27,984	12,818
Call money and funds purchased	28,939	31,744
Payables under repurchase agreements and securities lending transactions	427,322	203,046
Other short-term borrowings	35,680	32,132
Long-term debt	104,974	104,738

Total interest expense	1,031,017	689,138

Net interest income	545,800	636,181
Provision (credit) for loan losses (Notes 4 and 5)	(63,461)	136,167

Net interest income after provision (credit) for loan losses	609,261	500,014

Noninterest income:
Fees and commissions	306,972	278,612
Foreign exchange gains—net	6,516	61,699
Trading account gains (losses)—net	226,983	(290,607)
Investment gains (losses)—net	52,013	(49,347)
Gains on disposal of premises and equipment	17,112	14,302
Other noninterest income	66,633	81,807

Total noninterest income	676,229	96,466

Noninterest expenses:
Salaries and employee benefits	223,756	248,385
General and administrative expenses	244,046	251,190
Occupancy expenses	97,263	86,441
Fees and commission expenses	60,387	58,008
Provision for losses on off-balance-sheet instruments	6,569	28,894
Minority interest in consolidated subsidiaries	8,665	(16,783)
Other noninterest expenses (Note 4)	97,883	75,387

Total noninterest expenses	738,569	731,522

Income (loss) before income tax expense	546,921	(135,042)
Income tax expense	1,790	317,149

Net income (loss)	545,131	(452,191)

	(in yen)
Earnings per common share (Note 9):
Basic net income (loss) per common share	47.12	(40.03)

Diluted net income (loss) per common share	42.35	(40.03)

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Gains (losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions of yen)
Six months ended September 30, 2007
Net income			545,131

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities:
Unrealized holding gains (losses)	(301,619)	122,691	(178,928)
Less: reclassification adjustments for losses (gains) included in net income	(120,955)	49,191	(71,764)

Total	(422,574)	171,882	(250,692)

Foreign currency translation adjustments:
Foreign currency translation adjustments	6,415	—	6,415
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	6,415	—	6,415

Pension liability adjustments:
Unrealized gains (losses) on SFAS No.158	441	(143)	298
Less: reclassification adjustments for losses (gains) included in net income	(3,550)	1,406	(2,144)

Total	(3,109)	1,263	(1,846)

Total other comprehensive income (loss)	(419,268)	173,145	(246,123)

Total comprehensive income (loss)			299,008

Six months ended September 30, 2008
Net loss			(452,191)

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities:
Unrealized holding gains (losses)	(526,617)	214,337	(312,280)
Less: reclassification adjustments for losses (gains) included in net income	(33,114)	13,508	(19,606)

Total	(559,731)	227,845	(331,886)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(27,993)	—	(27,993)
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	(27,993)	—	(27,993)

Pension liability adjustments:
Unrealized gains (losses) on SFAS No.158	2,488	(955)	1,533
Less: reclassification adjustments for losses (gains) included in net income	3,966	(1,611)	2,355

Total	6,454	(2,566)	3,888

Total other comprehensive income (loss)	(581,270)	225,279	(355,991)

Total comprehensive income (loss)			(808,182)

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

	Six months ended September 30,
	2007	2008
	(in millions of yen)
Preferred stock (Note 6):
Balance at beginning of period	980,430	980,430
Change during period	—	(28,988)

Balance at end of period	980,430	951,442

Common stock:
Balance at beginning of period	3,532,492	3,437,420
Cancellation of common stock	(95,055)	(54,740)
Gains on sales of treasury stock	9	107
Other	(17)	—

Balance at end of period	3,437,429	3,382,787

Accumulated deficit:
Balance at beginning of period, previously reported	(2,105,719)	(2,066,604)
Cumulative effect of change in accounting principles, net of tax (Notes 2 and 15)	(2,597)	27,837
Balance at beginning of period, adjusted	(2,108,316)	(2,038,767)
Net income (loss)	545,131	(452,191)
Dividends declared	(101,230)	(133,898)
Cancellation of common stock	(85,134)	(62,581)
Other	(541)	—

Balance at end of period	(1,750,090)	(2,687,437)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities :
Balance at beginning of period	2,214,375	1,103,213
Cumulative effect of change in accounting principle (SFAS No.159)	—	(17,269)
Balance at beginning of period, adjusted	2,214,375	1,085,944
Change during period	(250,692)	(331,886)

Balance at end of period	1,963,683	754,058

Foreign currency translation adjustments:
Balance at beginning of period	(57,403)	(71,125)
Change during period	6,415	(27,993)

Balance at end of period	(50,988)	(99,118)

Pension liability adjustments:
Balance at beginning of period	130,855	(112,026)
Change during period	(1,846)	3,888

Balance at end of period	129,009	(108,138)

Balance at end of period	2,041,704	546,802

Treasury stock, at cost:
Balance at beginning of period	(32,330)	(2,508)
Purchases of treasury stock	(150,328)	(150,272)
Sales of treasury stock	42	141
Cancellation of treasury stock	180,190	146,308
Other	0	60

Balance at end of period	(2,426)	(6,271)

Total shareholders’ equity	4,707,047	2,187,323

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2007	2008
	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	545,131	(452,191)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	83,912	72,163
Provision (credit) for loan losses	(63,461)	136,167
Investment losses (gains)—net	(52,013)	49,347
Foreign exchange losses (gains)—net	(6,752)	7,905
Deferred income tax expense (benefit)	(26,455)	284,249
Net change in trading account assets	(2,543,059)	4,773,509
Net change in trading account liabilities	239,477	(2,226,069)
Net change in loans held for sale	(621,244)	115,679
Net change in accrued income	15,697	7,230
Net change in accrued expenses	(2,546)	(39,439)
Other—net	(261,529)	143,167

Net cash provided by (used in) operating activities	(2,692,842)	2,871,717

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	29,369,702	25,609,292
Proceeds from maturities of available-for-sale securities	12,357,259	9,652,979
Purchases of available-for-sale securities	(41,510,231)	(35,796,349)
Proceeds from maturities of held-to-maturity securities	435,156	367,293
Proceeds from sales of other investments	87,350	32,400
Purchases of other investments	(60,177)	(72,276)
Proceeds from sales of loans	75,414	192,989
Net change in loans	615,317	(1,703,464)
Net change in interest-bearing deposits in other banks	265,755	(426,802)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	249,911	(1,069,870)
Proceeds from sales of premises and equipment	16,934	5,851
Purchases of premises and equipment	(62,591)	(78,092)

Net cash provided by (used in) investing activities	1,839,799	(3,286,049)

Cash flows from financing activities:
Net change in deposits	(873,713)	(151,766)
Net change in debentures	(804,821)	(439,819)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	1,197,685	1,808,275
Net change in due to trust accounts	76,119	(107,193)
Net change in commercial paper and other short-term borrowings	523,115	(420,768)
Proceeds from issuance of long-term debt	947,391	1,159,977
Repayment of long-term debt	(581,179)	(863,677)
Proceeds from minority interest	19,252	7,666
Payment to minority interest	(1,000)	(6,989)
Proceeds from sales of treasury stock	51	114
Purchases of treasury stock	(150,328)	(150,272)
Dividends paid	(101,042)	(133,203)
Dividends paid to minority interest	(15,253)	(6,544)

Net cash provided by financing activities	236,277	695,801

Effect of exchange rate changes on cash and due from banks	6,380	(5,775)

Net increase (decrease) in cash and due from banks	(610,386)	275,694
Cash and due from banks at beginning of period	3,075,860	2,085,847

Cash and due from banks at end of period	2,465,474	2,361,541

Supplemental disclosure of cash flow information:
Interest paid	1,055,571	784,190
Income taxes paid (refunded), net	(106,513)	(59,132)
Noncash investing activities:
Transfer from loans into other investments	92,409	—
Investment in capital leases	1,261	334

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 16 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No.46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No.51” (“FIN No.46R”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2008.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.157, “Fair Value Measurements” (“SFAS No.157”), which clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. SFAS No.157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. SFAS No.157 nullifies certain guidance provided for in the FASB Emerging Issues Task Force (“EITF”) Issue No.02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF Issue No.02-3”), and the related

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

provisions of SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS No.133”). SFAS No.157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (“FSP”) No.FAS157-1, “Application of FASB Statement No.157 to FASB Statement No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP No.FAS157-1”), and FSP No.FAS157-2, “Effective Date of FASB Statement No.157” (“FSP No.FAS157-2”), which partially delay the effective date of SFAS No.157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. In October 2008, the FASB issued FSP No. FAS157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No.FAS157-3”), which clarifies the application of SFAS No.157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The impact of adoption of SFAS No.157 was a decrease of ¥1,464 million to the beginning balance of Accumulated deficit as of April 1, 2008. See Note 15 “Fair value” for further discussion of the impact of SFAS No.157.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115” (“SFAS No.159”). SFAS No.159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and the MHFG Group adopted SFAS No.159 for the fiscal year beginning April 1, 2008. The financial assets or liabilities for which the Group elected the fair value option as of the effective date are primarily foreign currency denominated available-for-sale securities and certain hybrid financial instruments that contain embedded derivatives that had not been previously elected or eligible for fair value treatment under SFAS No.155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No.133 and 140” (“SFAS No.155”). The impact of adoption of SFAS No.159 was a decrease of ¥26,373 million to the beginning balance of Accumulated deficit as of April 1, 2008. See Note 15 “Fair value” for further discussion of the impact of SFAS No.159.

In April 2007, the FASB issued FSP No.FIN39-1, “Amendment of FASB Interpretation No.39” (“FSP No.FIN39-1”). FSP No.FIN39-1 amends FIN No.39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No.10 and FASB Statement No.105” (“FIN No.39”), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. The MHFG Group does not offset the amounts recorded for cash collateral against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement. Thus the adoption of FSP No.FIN39-1 did not have an impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In June 2008, the EITF reached a consensus on Issue No.07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF Issue No.07-5”). EITF Issue No.07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. EITF Issue No.07-5 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of EITF Issue No.07-5 will have on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In September 2008, the FASB issued FSP No.FAS133-1 and FIN45-4, “Disclosures about Credit Derivatives and Certain Guarantees—An Amendment of FASB Statement No.133 and FASB Interpretation No.45; and Clarification of the Effective Date of FASB Statement No.161” (“FSP No.FAS133-1 and FIN45-4”). FSP No.FAS133-1 and FIN45-4 requires enhanced disclosures about credit derivatives and certain guarantees to address the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives and certain guarantees. FSP No.FAS133-1 and FIN45-4 is effective for reporting periods ending after November 15, 2008, with early adoption permitted. FSP No.FAS133-1 and FIN45-4 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In November 2008, the EITF reached a consensus on Issue No.08-6, “Equity Method Investment Accounting Considerations” (“EITF Issue No.08-6”). EITF Issue No.08-6 clarifies the accounting for (1) initial measurement, (2) decrease in investment value and (3) change in level of ownership or degree of influence related to equity method investments. EITF Issue No.08-6 is effective for reporting periods beginning after December 15, 2008. The MHFG Group is currently evaluating the potential impact that the adoption of EITF Issue No.08-6 will have on its consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP No.FAS140-4 and FIN46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP No.FAS140-4 and FIN46(R)-8”). FSP No.FAS140-4 and FIN46(R)-8 amends SFAS No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No.125” (“SFAS No.140”), to require public entities to provide additional disclosures about transfers of financial assets and, also, amends FIN No.46R to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. In addition, FSP No.FAS140-4 and FIN46(R)-8 requires disclosures by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. FSP No.FAS140-4 and FIN46(R)-8 is effective for the first reporting period ending after December 15, 2008. FSP No.FAS140-4 and FIN46(R)-8 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2008, the FASB issued FSP No.FAS132 (R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP No.FAS132(R)-1”). FSP No.FAS132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP No.FAS132(R)-1 is effective for fiscal years ending after December 15, 2009, with early adoption permitted. FSP No.FAS132(R)-1 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In January 2009, the FASB issued FSP No.EITF99-20-1, “Amendments to the Impairment Guidance of EITF Issue No.99-20” (“FSP No.EITF99-20-1”). FSP No.EITF99-20-1 amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” (“EITF Issue No.99-20”), to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP No.EITF99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No.115”), and other related guidance. FSP No.EITF99-20-1 is effective for reporting periods ending after December 15, 2008. The MHFG Group is currently evaluating the potential impact that the adoption of FSP No.EITF99-20-1 will have on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2008 and September 30, 2008 are as follows:

	March 31, 2008				September 30, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
Available-for-sale securities:(1)
Debt securities:
Japanese government bonds	16,216,080	18,424	22,083	16,212,421	17,433,167	5,715	80,176	17,358,706
Japanese local gov’t bonds	70,772	968	211	71,529	65,012	499	425	65,086
U.S. Treasury bonds	2,571,051	9,496	30,615	2,549,932	96,457	858	0	97,315
Other foreign gov’t bonds	1,768,307	110,813	11,342	1,867,778	186,618	476	78	187,016
Agency mortgage-backed securities(2)	1,562,347	2,079	43,680	1,520,746	304,888	468	3,446	301,910
Japanese corporate bonds	2,419,072	2,585	3,570	2,418,087	2,369,696	7,456	3,138	2,374,014
Japanese other debt securities	3,076,252	19,037	11,435	3,083,854	2,800,429	10,171	21,555	2,789,045
Foreign corporate bonds and other debt securities	2,160,272	10,798	36,291	2,134,779	1,119,881	5,817	15,742	1,109,956
Equity securities (marketable)	2,619,520	1,966,890	73,898	4,512,512	2,524,972	1,459,938	52,213	3,932,697

Total	32,463,673	2,141,090	233,125	34,371,638	26,901,120	1,491,398	176,773	28,215,745

Held-to-maturity securities:
Debt securities:
Japanese government bonds	489,978	176	76	490,078	130,065	6	134	129,937
Japanese local gov’t bonds	48,546	17	13	48,550	40,996	—	106	40,890
U.S. Treasury bonds	240,391	4,753	—	245,144	248,674	2,127	—	250,801

Total	778,915	4,946	89	783,772	419,735	2,133	240	421,628

Notes:

(1)	On April 1, 2008, the MHFG Group elected the fair value option under SFAS No.159 for foreign currency denominated available-for-sale securities. See Note 15 “Fair value” for further information regarding those securities.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values are ¥1,269,227 million and ¥251,519 million, respectively, at March 31, 2008, and ¥57,880 million and ¥244,030 million, respectively, at September 30, 2008. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008 and September 30, 2008:

	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
March 31, 2008
Available-for-sale securities:(1)
Debt securities:
Japanese government bonds	7,623,532	22,083	25	0	7,623,557	22,083
Japanese local gov’t bonds	5,959	26	24,153	185	30,112	211
U.S. Treasury bonds	709,673	29,748	15,717	867	725,390	30,615
Other foreign gov’t bonds	549,322	8,520	25,054	2,822	574,376	11,342
Agency mortgaged-backed securities(2)	599,820	42,708	119,831	972	719,651	43,680
Japanese corporate bonds	360,813	1,086	1,293,798	2,484	1,654,611	3,570
Japanese other debt securities	938,706	5,062	920,546	6,373	1,859,252	11,435
Foreign corporate bonds and other debt securities	584,453	24,027	112,542	12,264	696,995	36,291
Equity securities (marketable)	365,719	73,726	293	172	366,012	73,898

Total	11,737,997	206,986	2,511,959	26,139	14,249,956	233,125

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	—	100,023	76	100,023	76
Japanese local gov’t bonds	—	—	28,925	13	28,925	13

Total	—	—	128,948	89	128,948	89

	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
September 30, 2008
Available-for-sale securities:(1)
Debt securities:
Japanese government bonds	11,699,479	80,176	25	0	11,699,504	80,176
Japanese local gov’t bonds	18,298	178	23,054	247	41,352	425
U.S. Treasury bonds	—	—	11	0	11	0
Other foreign gov’t bonds	39,374	63	5,730	15	45,104	78
Agency mortgage-backed securities(2)	151,251	1,301	102,408	2,145	253,659	3,446
Japanese corporate bonds	227,463	2,117	155,565	1,021	383,028	3,138
Japanese other debt securities	1,026,127	9,363	1,008,110	12,192	2,034,237	21,555
Foreign corporate bonds and other debt securities	443,519	11,056	262,155	4,686	705,674	15,742
Equity securities (marketable)	356,647	51,926	1,309	287	357,956	52,213

Total	13,962,158	156,180	1,558,367	20,593	15,520,525	176,773

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	—	89,926	134	89,926	134
Japanese local gov’t bonds	18,846	51	22,044	55	40,890	106

Total	18,846	51	111,970	189	130,816	240

Notes:
(1)	On April 1, 2008, the MHFG Group elected the fair value option under SFAS No.159 for foreign currency denominated available-for-sale securities. See Note 15 “Fair value” for further information regarding those securities.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values are ¥599,701 million and ¥119,950 million, respectively, at March 31, 2008, and ¥52,372 million and ¥201,287 million, respectively, at September 30, 2008. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. If it is determined that the impairment is other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at September 30, 2008, are not other-than-temporary, because such losses have resulted primarily from rising interest rates and reduced liquidity, not due to credit deterioration, and the MHFG Group has the ability and intent to hold them for a period of time sufficient to recover gross unrealized losses.

For the six months ended September 30, 2007 and 2008, losses resulting from write-downs for other-than-temporary impairment on available-for-sale securities were ¥71,639 million and ¥198,330 million, respectively. No impairment losses were recorded on held-to-maturity securities for those periods.

Other Investments

Other investments are comprised of (1) investments in investees over which the MHFG Group has the ability to exert significant influence, which are accounted for using the equity method of accounting, (2) investments held by consolidated investment companies, which are carried at fair value with changes in fair value recorded in earnings, and (3) other equity interests, which consist primarily of non-marketable equity securities outside the scope of SFAS No.115, which are stated at acquisition cost, less other-than-temporary impairment, if any.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2008 and September 30, 2008.

	March 31, 2008	September 30, 2008
	(in millions of yen)
Domestic:
Manufacturing	7,806,714	7,894,029
Construction	1,429,596	1,416,696
Real estate	6,489,603	6,571,633
Services	5,566,161	5,465,103
Wholesale and retail	6,100,129	6,020,674
Transportation	2,516,266	2,513,493
Banks and other financial institutions	4,355,610	4,572,329
Government and public institutions	5,807,510	6,633,308
Other industries (Note)	5,061,023	4,567,509
Individuals:
Mortgage loans	11,122,393	11,209,803
Other	1,204,350	1,177,662

Total domestic	57,459,355	58,042,239

Foreign:
Commercial and industrial	8,815,166	9,173,162
Banks and other financial institutions	1,544,938	1,648,074
Government and public institutions	414,688	393,784
Other (Note)	93,852	174,825

Total foreign	10,868,644	11,389,845

Total	68,327,999	69,432,084
Less: Unearned income and deferred loan fees—net	106,192	95,984

Total loans before allowance for loan losses	68,221,807	69,336,100

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

The MHFG Group considers both loans that are subject to SFAS No.114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No.5 and 15” (“SFAS No.114”) and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No.15”) and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. A summary of the recorded balances of impaired loans and the related allowance for loan losses at March 31, 2008 and September 30, 2008 is shown below:

	March 31, 2008		September 30, 2008
	Recorded impaired loan balance	Allowance for loan losses on impaired loans	Recorded impaired loan balance	Allowance for loan losses on impaired loans
	(in millions of yen)
Impaired loans requiring an allowance for loan losses	1,089,728	349,183	966,679	297,218
Impaired loans not requiring an allowance for loan losses (Note)	205,746	—	257,654	—

Total	1,295,474	349,183	1,224,333	297,218

Note:	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower cost or fair value. The outstanding balance of loans held for sale was ¥666,644 million and ¥547,521 million at March 31, 2008 and September 30, 2008, respectively. Valuation losses related to those loans held for sale of ¥24,217 million and ¥19,107 million were reported in Other noninterest expenses for the six months ended September 30, 2007 and 2008, respectively.

5. Allowance for loan losses

Changes in the allowance for loan losses for the six months ended September 30, 2007 and 2008 are shown below:

	Six months ended September 30,
	2007	2008
	(in millions of yen)
Balance at beginning of period	946,147	649,803

Provision (credit) for loan losses	(63,461)	136,167

Charge-offs	131,851	138,115
Less: Recoveries	18,381	16,128

Net charge-offs	113,470	121,987

Others (Note)	(53)	(4,649)

Balance at end of period	769,163	659,334

Note:	Others include primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Preferred stock

The composition of preferred stock at March 31, 2008 and September 30, 2008 is as follows:

March 31, 2008	Aggregate amount	Number of shares
		Authorized	Issued
Class of stock	(in millions of yen)
Eleventh series class XI preferred stock	943,740	1,398,500	943,740
Class XII preferred stock	—	1,500,000	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690

Total	980,430	4,398,500	980,430

September 30, 2008	Aggregate amount	Number of shares
		Authorized	Issued
Class of stock	(in millions of yen)
Eleventh series class XI preferred stock	914,752	1,369,512	914,752
Class XII preferred stock	—	1,500,000	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690

Total	951,442	4,369,512	951,442

7. Dividends

Dividends on preferred stock and common stock during the six months ended September 30, 2007 and 2008 were as follows:

September 30, 2007	Cash dividends
	Per share	In aggregate
Class of stock	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	7,000	81,254

Total		101,230

September 30, 2008	Cash dividends
	Per share	In aggregate
Class of stock	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	10,000	113,922

Total		133,898

Note:	Dividends paid on treasury stock are excluded.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

8. Regulatory matters

Regulatory capital requirements

MHFG, Mizuho Corporate Bank, Ltd. (“MHCB”), Mizuho Bank, Ltd. (“MHBK”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”) are subject to regulatory capital requirements administered by the Financial Services Agency (“FSA”) in accordance with the provisions of the Banking Law and related regulations.

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2008 and September 30, 2008 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the FSA are set forth in the following table:

	March 31, 2008		September 30, 2008
	Amount	Ratio	Amount	Ratio
	(in millions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,634,915	4.00	2,578,595	4.00
Actual	4,880,189	7.40	4,747,085	7.36
Total risk-based capital:
Required	5,269,829	8.00	5,157,190	8.00
Actual	7,708,342	11.70	7,381,249	11.45
MHCB:
Tier 1 capital:
Required	1,405,893	4.00	1,427,431	4.00
Actual	2,982,469	8.48	3,011,403	8.43
Total risk-based capital:
Required	2,811,786	8.00	2,854,863	8.00
Actual	4,278,850	12.17	4,168,172	11.68
MHBK:
Tier 1 capital:
Required	557,777	2.00	549,578	2.00
Actual	2,032,402	7.28	1,865,832	6.79
Total risk-based capital:
Required	1,115,553	4.00	1,099,156	4.00
Actual	3,339,632	11.97	3,183,894	11.58
MHTB:
Tier 1 capital:
Required	147,495	4.00	152,959	4.00
Actual	374,852	10.16	301,970	7.89
Total risk-based capital:
Required	294,990	8.00	305,917	8.00
Actual	585,222	15.87	494,218	12.92

Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,260,588	4.00	1,390,024	4.00
Actual	2,505,915	7.95	2,641,137	7.60
Total risk-based capital:
Required	2,521,176	8.00	2,780,047	8.00
Actual	4,411,114	13.99	4,385,895	12.62
MHBK:
Tier 1 capital:
Required	538,716	2.00	532,005	2.00
Actual	1,887,196	7.00	1,796,173	6.75
Total risk-based capital:
Required	1,077,433	4.00	1,064,010	4.00
Actual	3,153,858	11.70	3,055,188	11.48
MHTB:
Tier 1 capital:
Required	146,087	4.00	150,879	4.00
Actual	366,007	10.02	293,331	7.77
Total risk-based capital:
Required	292,174	8.00	301,759	8.00
Actual	575,928	15.76	485,266	12.86

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy rules of the FSA under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2008, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

9. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

On January 4, 2009, MHFG abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares had increased thousandfold. The computations of basic and diluted earnings per common share are adjusted retroactively under SFAS No.128 “Earnings per Share” (“SFAS No.128”).

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007		2008
	(in millions of yen)
Net income (loss):
Net income (loss)	545,131		(452,191)
Less: Net income (loss) attributable to preferred shareholders	—		—

Net income (loss) attributable to common shareholders	545,131		(452,191)

Effect of dilutive securities:
Convertible preferred stock	—		—

Net income (loss) attributable to common shareholders after assumed conversions	545,131		(452,191)

	Six months ended September 30,
	2007		2008
	(thousands of shares)
Shares:
Weighted average common shares outstanding	11,568,166		11,294,955

Effect of dilutive securities:
Convertible preferred stock	1,303,688	(1)	— (2)

Weighted average common shares after assumed conversions	12,871,854		11,294,955

	Six months ended September 30,
	2007		2008
	(in yen)
Amounts per common share:
Basic net income (loss) per common share	47.12		(40.03)

Diluted net income (loss) per common share	42.35		(40.03)

Notes:
(1)	For the six months ended September 30, 2007, the number of the dilutive common shares is based on the conversion price as of the period-end.
(2)	For the six months ended September 30, 2008, the computation of diluted earnings per common share did not assume conversion of convertible preferred stock, as the effect of such conversion would be anti-dilutive due to the net loss.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

10. Income taxes

The statutory tax rate as of September 30, 2007 and 2008 is 40.69%. The effective tax rates, 0.33% and (234.85%) for the six months ended September 30, 2007 and 2008, respectively, differ from the statutory tax rate mainly because of the change in the valuation allowance for deferred tax assets. The change in the valuation allowance in the six months ended September 30, 2007 primarily reflects the utilization of net operating loss carryforwards, while the change in the six months ended September 30, 2008 is primarily due to the decrease in the sources of future taxable income, which mainly reflects the decrease in unrealized gains on available-for-sale securities.

At September 30, 2008, the MHFG Group had net operating loss carryforwards totaling ¥6,696 billion.

The total amount of unrecognized tax benefits including ¥1,821 million interest and penalties was ¥12,984 million as of September 30, 2008, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The following table is a roll-forward of unrecognized tax benefits from April 1, 2008 to September 30, 2008.

(in millions of yen)
Total unrecognized tax benefits at April 1, 2008	4,923
Gross amount of increases related to positions taken during the current period	8,387
Amount of decreases related to settlements	(328)
Foreign exchange adjustments	2

Total unrecognized tax benefits at September 30, 2008	12,984

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2001, 1998 and 2002, respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

11. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007	2008
	(in millions of yen)
Service cost-benefits earned during the period	11,924	11,463
Interest costs on projected benefit obligation	13,547	12,787
Expected return on plan assets	(47,206)	(26,276)
Amortization of prior service benefit	(221)	(219)
Amortization of net actuarial loss (gain)	(3,354)	3,223
Special termination benefits	2,967	1,965
Loss on settlement	—	1,893
Gain on curtailment	—	(789)

Net periodic benefit cost	(22,343)	4,047

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2008, MHFG and certain subsidiaries expect to contribute approximately ¥35 billion to their pension plans during the fiscal year ending March 31, 2009. For the six months ended September 30, 2008, ¥17 billion of contributions have been made. MHFG and certain subsidiaries currently anticipate contributing an additional ¥18 billion during the remainder of the fiscal year ending March 31, 2009 for a total of ¥35 billion.

12. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products and credit risk associated with counterparty default or nonperformance on transactions.

Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions.

Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

The Group enters into the following derivative transactions that do not qualify for hedge accounting under SFAS No.133 with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit default swap transactions for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions.

Hedging activities

In order to qualify for hedge accounting under SFAS No.133, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value hedges

The MHFG Group primarily uses bond options to modify exposure to changes in fair value of available-for-sale debt securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Foreign exchange gains (losses)—net in earnings.

The following table summarizes certain information related to the MHFG Group’s hedging activities for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007	2008
	(in millions of yen)
Fair value hedges:
Hedge ineffectiveness recognized in earnings	—	—
Net loss excluded from assessment of effectiveness	(3,861)	(5,203)

Net investment hedges:
Net gain (loss) included in foreign currency translation adjustment within accumulated other comprehensive income	(45,023)	17,164

13. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to FIN No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34” (“FIN No.45”) at fair value on the consolidated balance sheets at the inception of the guarantee.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2008 and September 30, 2008. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2008	September 30, 2008
	(in millions of yen)
Performance guarantees	1,899,837	1,977,704
Guarantees on loans	1,070,776	982,579
Guarantees on securities	6,592	18,863
Other guarantees	1,157,370	1,116,645
Guarantees for the repayment of trust principal	995,312	967,238
Liabilities of trust accounts	8,131,718	8,295,504
Derivative financial instruments	95,697,449	211,145,092

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in millions of yen)
Commitments to extend credit	48,670,619	49,614,991
Commitments to invest in securities	149,560	141,256
Commercial letters of credit	537,023	528,581

Total	49,357,202	50,284,828

14. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. These transactions are discussed below. In accordance with the consolidation requirements of FIN No.46R, the Group consolidated certain of these VIEs, where the Group was deemed to be the primary beneficiary through participation in a majority of expected losses, expected residual returns or both. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration its involvement with each VIE, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing, and it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below summarize the MHFG Group’s significant involvement in VIEs, as of March 31, 2008 and September 30, 2008:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2008	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	3,096,717	—	—
Asset-backed securitizations	788,481	1,642,466	73,962
Investments in securitization products	249,196	—	—
Investment funds	902,515	2,951,984	402,626
Trust arrangements and other	—	997,318	421,577

Total	5,036,909	5,591,768	898,165

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2008	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	2,710,261	—	—
Asset-backed securitizations	720,176	1,570,864	42,811
Investments in securitization products	112,267	—	—
Investment funds	893,017	2,849,998	455,892
Trust arrangements and other	—	968,927	441,311

Total	4,435,721	5,389,789	940,014

The table below presents the carrying amount and classification of consolidated VIEs’ assets, as of March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in millions of yen)
Cash and due from banks and deposits	113,775	115,323
Call loans	9,013	3,726
Trading account assets	850,401	805,380
Investments	298,251	205,760
Loans	3,683,707	3,189,730
Other	81,762	115,802

Total	5,036,909	4,435,721

The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group also provides liquidity and credit support facilities and financing to the VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ various off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counter party, and/or investor to debt and equity instruments.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties.

As a trustee, the MHFG Group is required to exercise due care in managing and safe-keeping of the assets entrusted. Since the MHFG Group manages and administers entrusted assets in a capacity of an agent or fiduciary on behalf of its customers and is required to segregate trust assets from its proprietary assets, trust accounts are recorded separately from the MHFG Group’s general accounts and are not included in its consolidated financial statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The MHFG Group determined that it does not absorb a majority of expected losses or residual returns in connection with these trust arrangements and, therefore, the trust accounts are not included in the consolidated financial statements of the MHFG Group. The balances of guaranteed principal at March 31, 2008 and September 30, 2008 were ¥995 billion and ¥967 billion, respectively. The trust fees for the six months ended September 30, 2007 and 2008 were ¥3,081 million and ¥2,587 million, respectively.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary; it does not assume risks associated with the entrusted assets. For substantially all non-guaranteed trust arrangements, the trust beneficiaries receive the majority of expected residual returns and absorb the majority of expected losses based on the performance of the trust assets. Non-guaranteed trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. However, the Group’s variable interests in these entities are not significant.

Securitization

The MHFG Group had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales during the fiscal year ended March 31, 2008 and during the six months ended September 30, 2008. The MHFG Group had securitized mortgage loans during a previous fiscal year. In connection with such securitization transaction, the Group provides servicing for and holds retained interests in the securitized mortgage loans. The Group’s retained interests consist of subordinated beneficial interests and retained credit exposure. The values of the subordinated beneficial interests are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The retained credit exposure is in the form of a guarantee by a subsidiary of the Group. The carrying amount of this retained credit exposure was not considered material at March 31, 2008 and September 30, 2008. No servicing assets or liabilities were recorded as a result of this transaction since the Group received adequate compensation.

The following information is related to a mortgage loan securitization transaction executed during a previous fiscal year.

Key economic assumptions used in measuring the fair value of the subordinated beneficial interests at the date of securitization were as follows:

Discount rate	0.08-2.57%
Prepayment rate	4.14%
Weighted-average life (in years)	8.18
Expected credit losses	0.18%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

At March 31, 2008 and September 30, 2008, key assumptions used in measuring the fair value of the subordinated beneficial interests and the sensitivities of the fair value to an immediate adverse change of 10% and 20% in those assumptions were as follows:

	March 31, 2008	September 30, 2008
Discount rate	1.26-2.25%	1.42-2.37%
Prepayment rate	5.09%	5.20%
Weighted-average life (in years)	6.94	6.72
Expected credit losses	0.12%	0.11%

	March 31, 2008	September 30, 2008
	(in millions of yen)
Carrying value of subordinated beneficial interest	22,428	21,524
Discount rate:
Impact of 10% adverse change	657	659
Impact of 20% adverse change	1,297	1,300
Prepayment rate:
Impact of 10% adverse change	271	215
Impact of 20% adverse change	472	427
Expected credit losses:
Impact of 10% adverse change	148	127
Impact of 20% adverse change	300	253

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the subordinated beneficial interest is calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from securitization for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007	2008
	(in millions of yen)
Servicing fees received	86	77
Cash flows received on subordinated beneficial interests	1,358	1,309

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The tables below show the reconciliation between managed basis and on-balance-sheet amounts of mortgage loans balances including delinquencies at March 31, 2008 and September 30, 2008, and that of net credit losses for the six months ended September 30, 2007 and 2008:

	March 31, 2008		September 30, 2008
	Principal balance	Delinquencies	Principal balance	Delinquencies
	(in millions of yen)
Principal balance and delinquencies
Total mortgage loans managed together	9,323,116	60,378	9,432,992	75,323
Less:
Securitized amounts	200,433	1,902	188,554	1,916

On-balance-sheet amounts	9,122,683	58,476	9,244,438	73,407

	Six months ended September 30,
	2007	2008
	(in millions of yen)
Net credit losses
Total mortgage loans managed together	2,590	4,284
Less:
Securitized amounts	53	31

On-balance-sheet amounts	2,537	4,253

The on-balance-sheet amounts in the tables above do not include separately managed mortgage loans, the principal balance of which were ¥2,000 billion and ¥1,965 billion at March 31, 2008 and September 30, 2008, respectively.

15. Fair value

Effective April 1, 2008, the MHFG Group adopted SFAS No.157, which clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. As described more fully below, SFAS No.157 also precludes deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data. SFAS No.157 requires that the impact of this change in accounting for derivative contracts be recorded as an adjustment to beginning retained earnings in the period of adoption.

The MHFG Group also adopted SFAS No.159 on April 1, 2008. SFAS No.159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Group elected to adopt the fair value option for certain financial instruments on the adoption date. SFAS No.159 requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption.

Fair Value Measurements

SFAS No.157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

transaction between market participants on the measurement date. SFAS No.157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market. Listed stocks, Japanese government bonds, U.S. Treasury, and Ginnie Mae securities are generally classified in this category.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market price is available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Japanese local government bonds, corporate bonds, interest rate swap contracts between short-term floating interest rate and fixed interest rate, foreign currency forward contracts and foreign currency option contracts are generally classified in this category. Certain securitization products such as Japanese RMBS are classified in this category, if their fair values are quoted prices in markets that are not active, or determined using a pricing model that can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Securitization products and highly structured or long-term derivative contracts are generally classified in this category.

SFAS No.157 precludes the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments. The cumulative effect of this change resulted in a decrease to the beginning balance of Accumulated deficit of ¥1,464 million after-tax.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis, including financial instruments for which the MHFG Group has elected the fair value option, are summarized below:

	September 30, 2008
	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading account assets:
Trading securities(1)	10,017	3,479	949	14,445
Derivatives	82	11,047	552	11,681
Investments:
Available-for-sale securities	19,747	5,246	3,223	28,216
Other investments	—	—	95	95

Total assets at fair value	29,846	19,772	4,819	54,437

Liabilities:
Trading account liabilities:
Securities sold, not yet purchased	4,478	130	—	4,608
Derivatives	79	10,682	557	11,318
Long-term debt(2)	—	24	301	325

Total liabilities at fair value	4,557	10,836	858	16,251

Notes:
(1)	Trading securities include foreign currency denominated securities that the MHFG Group elected the fair value option under SFAS No.159. Such securities were previously classified as available-for-sale.
(2)	Amounts represent items for which the Group elected the fair value option under SFAS No.155 or SFAS No.159.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from April 1, 2008 to September 30, 2008.

	April 1, 2008	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, issuances and settlements	September 30, 2008	Change in unrealized gains (losses) still held(4)
	(in billions of yen)
Assets:
Trading account assets:
Trading securities	1,118	(113)		—	(56)	949	(55)
Derivatives, net(1)	(34)	3		—	26	(5)	(25)
Investments:
Available-for-sale securities	3,607	(39	)(2)	—	(345)	3,223	(16)
Other investments	69	27		—	(1)	95	27
Liabilities:
Long-term debt	335	(3	)(3)	—	(31)	301	(3)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(2)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income.
(3)	Realized and unrealized gains are reported in Other noninterest income, while realized and unrealized losses are reported in Other noninterest expenses.
(4)	Amounts represent total gains or losses during the period that are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at September 30, 2008.

The major Level 3 financial instruments were as follows.

Trading securities classified within Level 3 include securitization products related to RMBS, CDO, asset-backed securities (“ABS”), CLO, and similar assets held by Mizuho Securities Co., Ltd. (“MHSC”) and its overseas subsidiaries, including consolidated VIEs. On April 1, 2008, the MHFG Group elected the fair value options for foreign currency denominated available-for-sale securities held by certain MHFG subsidiaries. Those securities included certain foreign currency denominated securitization products that were classified within Level 3. The fair values of foreign currency denominated securities within Level 3 transferred from available-for-sale securities were ¥632 billion at March 31, 2008.

Derivatives assets and liabilities classified within Level 3 primarily consist of the over-the-counter derivatives whose fair values were determined using quantitative models that require the use of multiple inputs including interest rates, foreign exchange rates, prices and indices of underlying assets, volatility, correlation between those inputs, etc. The key inputs depend on the type of derivatives and the nature of the underlying instrument. In general, if any of the key inputs is unobservable, those derivative instruments fall into Level 3.

Available-for-sale securities classified within Level 3 primarily consist of Japanese debt securities and foreign debt securities, of which the fair values are ¥2,514 billion and ¥706 billion, respectively, at September 30, 2008. Those debt securities include RMBS, CMBS, CDO, ABS, CLO, and similar assets held by certain MHFG subsidiaries, including consolidated VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of September 30, 2008 and gains (losses) that are attributable to the change in value relating to these items for six months ended September 30, 2008.

	September 30, 2008				Six months ended, September 30, 2008
	Total	Level 1	Level 2	Level 3	Gains (Losses)
	(in billions of yen)
Assets:
Loans	238	—	—	238	(77)
Loans held-for-sale	527	—	2	525	(16)
Other investments	12	—	—	12	(5)

Total assets at fair value on a nonrecurring basis	777	—	2	775	(98)

Liabilities:
Other liabilities	5	—	—	5	(3)

Total liabilities at fair value on a nonrecurring basis	5	—	—	5	(3)

Loans in the table above have been impaired and measured based on the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value and recorded at the fair value below the cost at the end of the period. Due to the dislocation of global credit markets, liquidity in the market for these items has significantly declined during the period and consequently a significant portion of these items has no readily available quoted price as of the end of the period. The fair value of these items is determined primarily by using quoted prices for similar assets in markets that are not active. Since there is no sufficient, current market information about such assets that is observable, the determination of fair value for these items requires significant adjustment based on management judgment and estimation. Therefore, a significant portion of these items are classified as Level 3.

Other investments in the table above have been impaired and written down to fair value. Other investments consist of non-marketable equity securities outside the scope of SFAS No.115, which has no readily available quoted price. The fair value of these impaired non-marketable equity securities is determined primarily by using a liquidation value approach. Since this approach requires significant management judgment or estimation, these items are classified as Level 3.

Other liabilities in the table above represent amounts recorded for loan commitments where loans drawn under the commitment will be held for sale. The losses were measured in the same manner as loans held-for-sale above.

Fair Value Option

Effective April 1, 2008, the MHFG Group adopted SFAS No.159 for certain eligible financial instruments. The Group intended to eliminate volatility in earnings primarily caused by measuring assets and liabilities on a different basis and to align the accounting treatment with the Group’s risk management practices. The financial assets or liabilities for which the Group elected the fair value option as of April 1, 2008 are primarily foreign

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

currency denominated available-for-sale securities and certain hybrid financial instruments that contain embedded derivatives that had not been previously elected or eligible for fair value treatment under SFAS No.155.

The following table summarizes the impact of adopting the fair value option for those items on April 1, 2008. Amounts shown represent the carrying value of the affected instruments before and after the changes in accounting resulting from the adoption of SFAS No.159.

	Ending balance sheet March 31, 2008	Adoption net gains (losses)	Opening balance sheet April 1, 2008
	(in millions of yen)
Impact of electing the fair value option under SFAS No.159:
Trading securities (Note)	5,888,151	27,848	5,888,151
Long-term debt	(169,167)	9,989	(159,178)
Minority interest in consolidated subsidiaries	—	(65)	—

Pretax-cumulative-effect adjustment		37,772

Tax impact		(11,399)

Cumulative-effect adjustment, net of tax, decrease to Accumulated deficit		26,373

Note:	These trading securities were previously reported at fair value within available-for-sale securities.

The items for which the MHFG Group elected the fair value option were as follows.

Foreign currency denominated available-for-sale securities

Prior to the adoption of SFAS No.159, the changes in fair value of available-for-sale securities had been accounted for in Accumulated other comprehensive income; net of tax, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. On April 1, 2008, the MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. On April 1, 2008, the Group elected to record at fair value certain structured notes not previously elected or eligible for fair value treatment under SFAS No.155. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt. The election was made to mitigate accounting mismatches and to achieve operational simplifications. The difference between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments is ¥34 billion at September 30, 2008. The net unrealized gains resulting from changes in fair values of those structured notes of ¥4 billion were recorded in Other noninterest income for the six months ended September 30, 2008. The amounts in this paragraph include the figures for certain structured notes that contain embedded derivatives that had been previously elected for fair value treatment under SFAS No.155.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary under FIN No.46R. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The difference between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments is ¥99 billion at September 30, 2008. The net unrealized gains resulting from changes in fair values of their notes of ¥1 billion were recorded in Trading account gains (losses)—net, for the six months ended September 30, 2008.

16. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the FSA. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with income before income tax expense (benefit) under U.S. GAAP.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and Mizuho Investors Securities Co., Ltd. (“MHIS”), and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment consists of the following five units of MHCB: corporate banking, financial institutions & public sector business, global syndicated finance, global financial products, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements, leveraged finance and structured finance.

(2) International

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment consists of the global markets unit, the global portfolio management unit, and the global alternative investment unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services, and structured finance, to large and international corporations, financial institutions, and public entities.

(5) Others

This segment consists of MHCB’s subsidiaries other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

The Global Retail Group

MHBK

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, small and medium enterprises (“SMEs”) and middle-market corporations through its domestic branch and ATM network.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(7) Corporate banking

This segment consists of the following two business groups of MHBK: corporate banking and public sector banking. These two business groups provide loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

(8) Trading and others

The trading and ALM group supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

(9) MHIS

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

(10) Others

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

(12) Others

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, Trust & Custody Service Bank, Ltd. and asset management companies. They offer products and services related to private banking, trust and custody, and asset management.

(13) Others

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

The information below for reportable segments for the six months ended September 30, 2007 and 2008 is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
Six months ended September 30, 2007		MHCB							MHBK
	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corpo- rate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:(2)
Net interest income (expense)	194.1	150.1	91.9	32.4	25.8	5.1	38.9	324.1	300.8	150.5	165.3	(15.0)	0.5	22.8	26.9	26.2	0.7	(7.2)	537.9
Net noninterest income (expenses)	166.7	151.8	48.2	47.3	56.3	28.4	(13.5)	195.0	166.1	21.0	90.1	55.0	30.9	(2.0)	82.2	54.0	28.2	6.1	450.0

Total	360.8	301.9	140.1	79.7	82.1	33.5	25.4	519.1	466.9	171.5	255.4	40.0	31.4	20.8	109.1	80.2	28.9	(1.1)	987.9
General and administrative expenses	200.0	123.6	42.2	35.9	45.5	32.3	44.1	289.7	267.2	107.3	114.2	45.7	22.3	0.2	63.7	43.9	19.8	(9.5)	543.9
Others	(25.7)	—	—	—	—	—	(25.7)	(8.0)	—	—	—	—	—	(8.0)	(0.9)	—	(0.9)	4.6	(30.0)

Net business profits	135.1	178.3	97.9	43.8	36.6	1.2	(44.4)	221.4	199.7	64.2	141.2	(5.7)	9.1	12.6	44.5	36.3	8.2	13.0	414.0

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
Six months ended September 30, 2008		MHCB							MHBK
	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corpo- rate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:(2)
Net interest income (expense)	184.0	144.6	88.8	44.6	11.2	(5.0)	44.4	318.4	296.5	162.1	151.7	(17.3)	0.1	21.8	27.2	26.4	0.8	(6.2)	523.4
Net noninterest income (expenses)	173.2	124.0	55.1	17.2	51.7	40.1	9.1	144.3	130.0	13.3	72.9	43.8	16.9	(2.6)	68.3	44.1	24.2	8.1	393.9

Total	357.2	268.6	143.9	61.8	62.9	35.1	53.5	462.7	426.5	175.4	224.6	26.5	17.0	19.2	95.5	70.5	25.0	1.9	917.3
General and administrative expenses	192.8	123.4	47.6	33.7	42.1	30.8	38.6	309.1	286.7	119.5	117.6	49.6	22.9	(0.5)	67.9	46.4	21.5	2.4	572.2
Others	(21.9)	—	—	—	—	—	(21.9)	(8.3)	—	—	—	—	—	(8.3)	(0.5)	—	(0.5)	3.1	(27.6)

Net business profits	142.5	145.2	96.3	28.1	20.8	4.3	(7.0)	145.3	139.8	55.9	107.0	(23.1)	(5.9)	11.4	27.1	24.1	3.0	2.6	317.5

Notes:

(1)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(2)	Credit-related costs for trust accounts are excluded from gross profits.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income.

A reconciliation of total net business profits under the internal management reporting system for the six months ended September 30, 2007 and 2008 presented above to income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2007	2008
	(in billions of yen)
Net business profits	414.0	317.5

U.S. GAAP adjustments	34.0	(296.6)
(Provision) credit for loan losses	63.5	(136.2)
Net gains (losses) related to equity investments	49.2	(25.3)
Credit-related costs for trust accounts	—	—
Non-recurring personnel expense	0.7	(4.3)
Gains on disposal of premises and equipment	17.1	14.3
Provision for losses on off-balance-sheet instruments	(6.6)	(28.9)
Minority interest in consolidated subsidiaries	(8.7)	16.8
Others—net	(16.3)	7.7

Income (loss) before income tax expense	546.9	(135.0)

17. Subsequent events

Issuance of preferred securities

On December 29, 2008, preferred securities were issued through an overseas special purpose company in the Cayman Islands. The proceeds were ultimately provided to the banking subsidiaries as perpetual subordinated loans, and it increased Tier 1 capital. The following table describes the details of the preferred securities:

Description of preferred securities
Issuer	Mizuho Capital Investment (JPY) 4 Limited (It is an overseas special purpose company established in the Cayman Islands, the voting rights of which are wholly owned by MHFG.)

Type of securities	Japanese yen denominated non-cumulative perpetual preferred securities (no right to convert into MHFG’s shares is granted)

Aggregate issue amount	355 billion Japanese Yen

Dividend rate	4.78% per annum (fixed rate until June 2015) floating rate after June 2015 (non step-up)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Abolishment of the fractional share system and lowering of the minimum investment amount

On January 4, 2009, MHFG (1) abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration (Refer to Note 9 “Earnings per common share”.) and (2) lowered the minimum investment amount to one tenth by reducing the number of shares constituting one unit of shares.

As a result of the aforementioned allotment of shares or fractions of a share without consideration, the conversion ratio of the ADRs to the common shares has been changed as set forth below.

Ratio before change:	1ADR = 0.002 common shares (500 ADRs = 1 common share)
Ratio after change:	1ADR = 2 common shares
First trading date after change:	January 5, 2009 (Monday)(U.S. eastern standard time)

Issuance of stock compensation-type stock options

On January 30, 2009, the board of directors of MHFG resolved to issue stock compensation-type stock options to the directors (excluding the outside directors) and executive officers of MHFG, MHBK and MHCB. The following table describes the details of the stock compensation-type stock options:

Description of stock compensation-type stock options
Name of stock acquisition rights	First Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.

Aggregate number of the Rights	6,177

Class and number of shares to be issued or transferred upon exercise	Common stock One thousand (1,000) shares for each

Amount of assets to be contributed upon exercise	One (1) yen for each share granted

Period of the exercise	From February 17, 2009 to February 16, 2029

Date of allotment	February 16, 2009